SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                 ---------------------------------------------

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
      Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934


                               TYREX OIL COMPANY
                               ------------------
                                (Name of issuer)


                               TYREX OIL COMPANY
                               ------------------
                      (Name of person(s) filing statement)

                 ---------------------------------------------

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of class of securities)


                                  902416 10 6
                                   ----------
                     (CUSIP number of class of securities)

                          TOM N. RICHARDSON, PRESIDENT
                      777 NORTH OVERLAND TRAIL, SUITE 101
                             CASPER, WYOMING  82601
                                 (307) 234-4260
                                 --------------
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                              Samuel E. Wing, Esq.
                              Jones & Keller, P.C.
                                 1625 Broadway
                                   Suite 1600
                               Denver, CO  80202
                                 (303) 573-1600


                                October 27, 1997
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------

     TRANSACTION VALUATION*             AMOUNT OF FILING FEE
          $1,800,000                                 $360

-----------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the proposed purchase of 6,000,000 shares at $0.30 per share.

[   ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A                      Filing Party:  N/A

Form or Registration No.:  N/A                         Date File:  N/A


-----------------------------------------------------------------


-----------------------------------------------------------------

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Tyrex Oil Company, a Wyoming corporation (the "Company"), to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share (the "Shares"), at $0.30 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 27, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits A-1 and A-2, respectively, to this Statement.

ITEM 1.   SECURITY AND ISSUER.

     (a) The name of the issuer is Tyrex Oil Company, a Wyoming corporation. The address of its principal executive offices is 777 North Overland Trail, Suite 101, Casper, Wyoming 82601.

     (b) The information set forth in "Introduction," "The Offer--" "Number of Shares;-- Proration;" and "Interests of Officers, Directors and Others" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has excluded by contract three individuals who became major shareholders as the result of an Acquisition. See "Introduction-- Acquisition of 3Si."

     (c) The information set forth in "Introduction" and "The Offer--Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d)  This Statement is being filed by the issuer.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "The Offer--Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Background and Purpose of the Offer--Certain Effects of the Offer;" "--Interests of Officers, Directors and Others;" "--Source and Amount of Funds;" and "--Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Interests of Officers, Directors and Others" and "The Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "The Offer--; Background and Purpose of the Offer; Certain Effects of the Offer;" Purpose of the Offer," "Certain Effects of the Offer," "Interests of Officers, Directors and Others;" and "Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Information Concerning 3Si;" "Pro Forma Financial Information;" "Certain Information Concerning Tyrex" and "Financial Statements" in the Offer to Purchase is incorporated herein by reference as is set forth therein.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)  Not applicable; see Item 5 above.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits A-1 and A-2, respectively, is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.
     (A-1)     Form of Offer to Purchase dated October 27, 1997.
     (A-2)     Form of Letter of Transmittal.
     (A-3)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (including Broker's Transmittal
               Letter and Client Letter).
     (A-4)     Guidelines for Certification of Taxpayer Identification Number on
               Form W-9.
     (b)       Not applicable.
     (c)       Not applicable.
     (d)       Not applicable
     (e)       Not applicable

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TYREX OIL COMPANY



                                   By:  /s/ Tom N. Richardson
                                      ------------------------------------------
                                   Name:  Tom N. Richardson
                                   Title:  President (Principal Financial and
                                             Accounting Officer)

Dated:  October 27, 1997

                                October 27, 1997



Dear Tyrex Shareholders:

     We are pleased to forward to you the necessary information and forms as required for you as a shareholder to tender your shares to Tyrex Oil Company pursuant to our self tender offer as announced in our press release of May 28, 1997. You will recall in that notice we notified our shareholders and the general public of our merger with 3Si Inc., of Englewood, Colorado.

     You are urged to carefully read the enclosed document and to take special note of the time restrictions placed on you as shareholders in which to tender your shares to the transfer agent. A synopsis of the basic terms of the tender offer are as follows: Tyrex will purchase up to six million (6,000,000) shares of its outstanding common stock from shareholders of record as of May 20, 1997 at $.30 per share. If more than six million shares are tendered, then the buy back will be subject to proration. Those shareholders who own less than 100 shares, and tender all of them, will not be subject to proration and the Company will purchase all of those tendered shares. As a shareholder you may tender all of your shares, a portion of your shares, or none at all. The shares issued to the owners of 3Si in connection with the acquisition are not eligible for the tender and will not be purchased by Tyrex. If you decide not to tender any shares, nothing further is required for you to do and your share certificates do
                                                                              --
not need to be sent to the transfer agent or exchanged for new ones.
---

     If you have any questions concerning the tender offer, or if you have lost your certificate(s) or they have been destroyed, please follow the instructions as set out in the transmittal notice or contact Mr. John Harmann with American Securities Transfer & Trust, Inc. at 303-234-5300.

     Please see the short message from 3Si's Fred Slack on the following page. If you have any further questions concerning 3Si and its operations as set out in this document, please contact Fred at 303-741-9123.

                                   Very truly yours,

                                   TYREX OIL COMPANY

                                   /s/ Tom N. Richardson

                                   By:
                                         Tom N. Richardson, President

                                October 27, 1997


Dear Tyrex Shareholders:

     The quarter ended September 30, typically has been one of our slowest due to the number of customers on vacation, finishing their fiscal years and still in the middle of their budgeting cycles. We are very happy to report that the Company made a modest profit during this quarter and posted a little over $7 million in sales.

     The reason for this upward trend is due to many factors - not the least of which is the $5 million financing facility established with Duetsche Financial Services--$2 million revolving line of credit at the prime rate of interest and $3 million inventory wholesale financing line. This facility provides the room for continued growth of larger accounts and flexibility to pursue more aggressively other lines of business.

     The USPS sub-contract continues to grow with the addition of 31 new employees during the quarter ended September 30, 1997. Monthly revenues now average over $380,000 and is an example of the recurring revenue type of business we will continue to pursue.

     Our Internet security group is evolving into a much broader Internet products and services business. As a result of our Internet Assessment Methodology, we are finding our expertise covers more products and services. An example is our Self-Help help desk. This product becomes the first tier of support a customer accesses over the Internet to seek help on a number of common desktop questions without human intervention. The Self-Help help desk is a self-perpetuating database product, which increases in capability and value over time through user interaction.

     We at 3Si are certainly excited about the future and we look forward to serving you, our shareholders, in the future.

                                   Sincerely,

                                   /s/ Frederick J. Slack

                                   Frederick J. Slack
                                   CEO 3Si

                           OFFER TO PURCHASE FOR CASH

                                       BY

                               TYREX OIL COMPANY

                                       OF

                   UP TO 6,000,000 SHARES OF ITS COMMON STOCK
                               AT $0.30 PER SHARE

--------------------------------------------------------------------------------
               THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
                  EXPIRE AT 5:00 P.M., DENVER TIME, ON MONDAY,
                DECEMBER 1, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING PRORATION. SEE "THE OFFER TO PURCHASE--CERTAIN CONDITIONS OF THE OFFER."
                    ----------------------------------------

     Tyrex Oil Company, a Wyoming corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the "Shares"), to the Company at $0.30 per Share (the "Purchase Price") in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms hereof.

     The Shares were listed and traded on the NASDAQ SmallCap Market under the symbol "TYRX." On July 30, 1997 the closing per Share sales price as reported on NASDAQ was $.25 bid and $.28 asked. The Company was advised on July 30, 1997 that the NASDAQ Stock Market had determined to delist its shares from the SmallCap Market effective as of that date. The determination was made by NASDAQ because it felt "the merger [with 3Si] resulted in a change of control, a change of business and arguably a change in financial structure." The Company has appealed such delisting and is awaiting a decision from a NASDAQ Listing and Hearing Review Committee. If the initial decision is affirmed, which may be likely, it may not be possible to obtain a new listing since the Company does not meet certain NASDAQ qualification requirements as to net assets and share price. Therefore, the Company's common stock may be quoted, if at all, on the Electronic Bulletin Board. It is possible that trading may be limited and sporadic and little liquidity may exist for holders wishing to sell shares of the Company's common stock in the future.
STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET INFORMATION AND/OR QUOTATIONS FOR THE SHARES.

                    ----------------------------------------

                                October 27, 1997

                                   IMPORTANT

     Any stockholders desiring to tender all or any portion of their Shares should either (i) complete and sign the appropriate Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to American Stock Transfer & Trust, Inc. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in "The Offer--Procedure for Tendering Shares" or
(ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. TO EFFECT A VALID TENDER OF THEIR SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

     Questions and requests for assistance may be directed to the Depositary at the address and telephone number set forth on Exhibit A-2 attached hereto. Requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Depositary.

                               TABLE OF CONTENTS

INTRODUCTION                                                                       1
    Background of Tyrex                                                            1
    Acquisition of 3Si                                                             1

SUMMARY                                                                            3

THE OFFER                                                                          5
    Number of Shares                                                               5
    Priority                                                                       5
    Proration                                                                      6
    Record Date                                                                    6
    Tenders by Owners of Fewer than 100 Shares                                     6
    Procedure for Tendering Shares                                                 7
    Withdrawal Rights                                                             10
    Purchase of Shares and Payment of Purchase Price                              10
    Certain Conditions of the Offer                                               11
    Price Range of Shares; Dividends                                              13
    Background and Purpose of the Offer; Certain Effects of the                   14
    Offer
    Interests of Officers, Directors and Others                                   16
    Source and Amount of Funds                                                    17
    Effects of the Offer on the Market for Shares;
     Registration Under the Exchange Act                                          17
    Certain Legal Matters; Regulatory Approvals                                   17
    Certain Federal Income Tax Consequences                                       18
    Extension of the Offer; Termination; Amendments                               21
    Fees and Expenses                                                             22
    Miscellaneous                                                                 22

INFORMATION CONCERNING 3Si                                                        24

RISK FACTORS                                                                      27
    Operating Losses                                                              27
    Fluctuations in Revenue                                                       27
    Need for Additional Financing                                                 27
    Changing Technologies                                                         27
    Substantial Indebtedness                                                      28
    Reliance on Key Employees                                                     28
    Competitive Industry                                                          28
    Control of Insiders                                                           28
    No Dividends Contemplated                                                     28

PRO FORMA FINANCIAL INFORMATION                                                   29

SELECTED FINANCIAL DATA                                                           30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                     31

MANAGEMENT                                                                        35
    Directors and Officers                                                        35
    Summary Compensation Table                                                    37
    Employment Agreements                                                         37
    Certain Transactions                                                          39

PRINCIPAL SHAREHOLDERS AND SHAREHOLDERS OF
MANAGEMENT                                                                        40

CERTAIN INFORMATION CONCERNING TYREX                                              41
FINANCIAL STATEMENTS                                                             F-1







                          INDEX TO APPENDICES

ITEM                          DESCRIPTION

Appendix I     Form of Letter of Transmittal.
Appendix II    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (including Broker's Transmittal
               Letter and Client Letter).
Appendix II    Guidelines for Certification of Taxpayer Identification Number on
               Form W-9.

                                  INTRODUCTION

     Background of Tyrex.  Tyrex, or the Company, has been a small independent
     --------------------
oil and gas company since 1980. It has experienced the volatility of the oil and gas business during that time and the difficulties of attracting oil and gas exploration and development funds to expand its business. See "Certain Information Concerning Tyrex" herein.

     At times in the past several years, the Board believed that the market prices for the Company's common stock were not fully reflective of its actual value. Therefore, in previous communications to stockholders, the Board announced that it would explore ways to increase both stockholder liquidity and recognition of underlying values. The Board indicated that it would pursue the sale of assets and distribution of cash to stockholders, a merger with another company, or a combination of both. The Board did not believe a merger with another small oil company would obviate the inherent problems it has faced in the industry over the past several years (i.e., inability to attract oil and gas exploration and development funds, depleting reserves, low and volatile oil and gas prices). The Board further believed that the Company's assets were not large enough to attract the interest of major oil companies or that its status as a public company would be a significant interest to medium size or larger oil companies.

     Therefore, the Company engaged One Capital Corporation, an unaffiliated financial consulting firm, to assist the Company in its efforts to maximize shareholder value. Over a period of approximately 18 months the Company, with One Capital's assistance, reviewed a number of possible business opportunities, including the acquisition of 3Si as described below under "Introduction-- Acquisition of 3Si." This acquisition was completed on May 28, 1997. On May 30, 1997, the Company completed the sale of its producing oil and gas properties. The Board believes stockholders are benefitted by having the opportunity to obtain cash for at least a portion of their shares through this self tender offer while at the same time retaining share ownership in the Company whose new management will continue to implement its business strategy in a new emerging industry. See "Information Concerning 3Si" below.

     Acquisition of 3Si.  On May 28, 1997, the Company entered into an Agreement
     -------------------
and Plan of Reorganization and Transition Agreement whereby it acquired Kimbrough Computer Sales, Inc. d/b/a 3Si Incorporated ("3Si") in a triangular merger. A transitory corporation formed for the purpose and wholly owned by the Company was merged with and into 3Si and 3Si was the surviving corporation which is now a wholly owned subsidiary of the Company.

     The Company issued 28,333,333 shares of its common stock to three individuals who were not affiliated with the Company prior to the transaction. The three individuals, the former owners of 3Si, were Frank Backes, Frederick Slack and Felipe Larry Valdez. Messrs. Backes, Slack and Valdez were elected to the Board of Directors of the Company and now comprise three of its eight members. See "Management--Directors and Executive Officers."

     3Si is engaged in computer and Internet sales and service, primarily as a systems integrator, focusing on Internet security services. 3Si distributes and resells computer hardware and software and also provides maintenance service on computers, as well as consulting and training.

     The consideration issued in connection with the transaction was established through negotiation between the Company and the 3Si shareholders. Moreover, the Company received a fairness opinion as to the financial terms of the transaction from an independent private investment consulting firm.

     After the self tender offer described herein is completed, three of the current directors of the Company will resign and the three nominees of 3Si will then comprise three of the five member Board of Directors of the Company. See "Management" below for further details in this regard.

                                    SUMMARY


     This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be Purchased....    6,000,000 Shares (or such lesser number
                                        Shares as are validly tendered).

Purchase Price......................    30 per Share.
How to Tender Shares................    See "The Offer--Procedure for Tendering
                                        Shares."

Dividends...........................    None anticipated.

Brokerage Commissions...............    None.

Stock Transfer Tax..................    None, if payment is made to the
                                        registered holder.

Expiration and Proration Dates......    December 1, 1997 at 5:00 P.M., Denver
                                        time, unless extended by the Company.

Payment Date........................    As soon as practicable after the
                                        Expiration Date.

Position of the Company and its
 Directors..........................    Neither the Company nor its Board of
                                        Directors makes any recommendation to
                                        any stockholder as to whether to tender
                                        or refrain from tendering  Shares.

Withdrawal Rights...................    Tendered Shares may be withdrawn at any
                                        time until 5:00 P.M., Denver time, on
                                        Monday, December 1, 1997, unless the
                                        Offer is extended by the Company and,
                                        unless previously purchased, after 5:00
                                        P.M., Denver time, on Tuesday, December
                                        23, 1997.  See "The Offer--Withdrawal
                                        Rights."

Odd Lots............................    There will be no proration of Shares
                                        tendered by any stockholder owning
                                        beneficially fewer than 100 Shares in
                                        the aggregate as of May 20, 1997 who
                                        continues to beneficially own fewer than 100 Shares on the Expiration Date, and who tenders all such Shares on or prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal.

Further Developments Regarding
 the Offer..........................    Call the Depositary or consult your
                                        broker.
                  -------------------------------------------

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.
                 ---------------------------------------------

     ~Additional~Information~. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Company will furnish without charge to each person to whom this Offer is delivered a copy of the Company's Form 10-K as of June 30, 1997 upon request.

                                   THE OFFER

NUMBER OF SHARES

     Upon the terms and subject to the conditions of the Offer to Purchase, the Company will accept for payment (and thereby purchase) 6,000,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with the section "Withdrawal Rights" below) at a net cash price (determined in the manner set forth below) of $0.30 per Share. The term "Expiration Date" means 5:00 p.m. Denver time, on Monday, December 1, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See below for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to odd lot tenders described below, if the Offer is oversubscribed, Shares tendered on or before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "CERTAIN CONDITIONS OF THE OFFER" BELOW.

     The Company will pay the Purchase Price for all Shares validly tendered on or before the Expiration Date and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.
     If the number of Shares validly tendered and not withdrawn on or prior to the Expiration Date is less than or equal to 6,000,000 Shares the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

PRIORITY

     Upon the terms and subject to the conditions of the Offer, in the event that on or prior to the Expiration Date more than 6,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered and not withdrawn on or prior to the Expiration Date by any Odd Lot Owner (defined as an owner of fewer than 100 Shares) who:

               (a) tenders all Shares beneficially owned by such Odd Lot Owner (partial tenders will not qualify for this preference); and

               (b) completes the box captioned "Odd Lots" in the Letter of Transmittal; and
          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered and not withdrawn on or prior to the Expiration Date on a pro rata basis.



PRORATION

     In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all stockholders (other than Odd Lot Owners). This ratio will be applied to stockholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders can obtain such preliminary information from the Depositary and may be able to obtain such information from their brokers.

     As described below, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

RECORD DATE

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of May 20, 1997 (the "Record Date") and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of stockholders who beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender all such Shares that such Odd Lot owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions in the market.

PROCEDURE FOR TENDERING SHARES

~    Proper~Tender~of~Shares~.  For Shares to be validly tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m. Denver time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal, in order to qualify for the preferential treatment available to Odd Lot Owners.

     ~Signature~Guarantees~and~Method~of~Delivery~. No signature guarantee is required on the Letter of Transmittal IF (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depositary Trust Company or the Philadelphia Depositary Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the Letter of Transmittal must be guaranteed, and in either case signed exactly as the name of the registered holder appears on the certificate. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF

DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     ~Book-Entry~Delivery~. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), if required, with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth in this Offer to Purchase on or prior to the Expiration Date must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     ~Backup~Federal~Income~Tax~Withheld~. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 Certification included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 8 and 9 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 CERTIFICATION INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see "Certain Income Tax Considerations" below.

     ~Withholding~for~Foreign~Stockholders~. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 31% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable. See "Certain Income Tax Considerations."

     ~Tendering~Stockholder's~Representation~and~Warranty;~Company's~Acceptance~
Constitutes~an~Agreement~. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (a) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (b) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholders representation and warranty to the Company that (a) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     ~Determinations~of~Validity;~Rejection~of~Shares;~Waiver~of~Defects;~No~Obl
igation~to~Give~Notice~of~Defects~. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. Neither of the Company nor the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

WITHDRAWAL RIGHTS

     Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 5:00 p.m. Denver time on December 23, 1997.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth herein and in the Letter of Transmittal) a notice of withdrawal in writing prior to acceptance. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must submit the request in writing and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth above, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following any of the procedures described above under "Procedure for Tendering Shares."

     If the Company extends the Offer or is delayed in its purchase of Shares then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein.

PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for (and thereby purchase) Shares validly tendered and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no-circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See "Certain Conditions of the Offer" below.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 CERTIFICATION INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after October 27,

1997 and on or prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
     (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 20% measured from the close of business on May 20, 1997; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

PRICE RANGE OF SHARES; DIVIDENDS

     The Shares were listed and traded on the NASDAQ SmallCap Market under the symbol "TYRX." On July 30, 1997 the closing per Share sales price as reported on NASDAQ was $.25 bid and $.28 asked. The Company was advised on July 12, 1997 that the NASDAQ Stock Market had determined to delist its shares from the SmallCap Market effective as of that date. The determination was made by NASDAQ because it felt "the merger [with 3Si] resulted in a change of control, a change of business and arguably a change in financial structure." The Company has appealed such delisting and is awaiting a decision from a NASDAQ Listing and Hearing Review Committee. If the initial decision is affirmed, which may be likely, it may not be possible to obtain a new listing since the Company does not meet certain NASDAQ qualification requirements as to net assets and share price. Therefore, the Company's common stock may be quoted, if at all, in the "pink sheets" and on the Electronic Bulletin Board. It is possible that trading may be limited and sporadic and little liquidity may exist for holders wishing to sell shares of the Company's common stock in the future. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET INFORMATION AND/OR QUOTATIONS FOR THE SHARES.


   Calender          1997                1996                1995
    Quarter          High    Low         High    Low         High    Low
First                .28     .19         .22     .13         .22     .16
Second               .31     .19         .25     .16         .25     .16
Third *              .31     .25         .25     .16         .25     .09
Fourth                --      --         .28     .16         .19     .09

*    Through July 30, 1997.

     SECURITY HOLDERS:   As of May 20, 1997, Tyrex had approximately 1,900
shareholders of record of its common stock.

     DIVIDEND PLANS:     Tyrex has paid no cash dividends and has no current
plans to do so.

     TRANSFER AGENT:     American Securities Transfer & Trust, Inc. is the
transfer agent and registrar for the common stock of the Company and also acts as Depositary for purposes of this Offer to Purchase. Its address is 938 Quail Street, Suite 101, Lakewood, Colorado 80215 and its telephone number is (303) 234-5300.

BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the matters discussed below.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company without the usual costs associated with a market sale. The Offer would also allow Odd Lot Owners whose Shares are purchased pursuant to the Offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots in a securities market. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders should be reduced. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings, if any, and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     At times in the past several years, the Board believed that the market prices for the Company's common stock were not fully reflective of its actual value. Therefore, in previous communications to stockholders, the Board announced that it would explore ways to increase both stockholder liquidity and recognition of underlying values. The Board indicated that it would pursue the sale of assets and distribution of cash to stockholders, a merger with another company, or a combination of both. The Board did not believe a merger with another small oil company would obviate the inherent problems it has faced in the industry over the past several years (i.e., inability to attract oil and gas exploration and development funds, depleting reserves, low and volatile oil and gas prices). The Board further believed that the Company's assets were not large enough to attract the interest of major oil companies or that its status as a public company would be a significant interest to medium size or larger oil companies.

     Therefore, the Company engaged One Capital Corporation, an unaffiliated financial consulting firm, to assist the Company in its efforts to maximize shareholder value. Over a period of approximately 18 months the Company, with One Capital's assistance, reviewed a number of possible business opportunities, including the acquisition of 3Si as described above under "Introduction-- Acquisition of 3Si". This acquisition was completed on May 28, 1997. On May 30, 1997, the Company completed the sale of its producing oil and gas properties. The Board believes stockholders are benefitted by having the opportunity to obtain cash for at least a portion of their shares while at the same time retaining share ownership in the Company whose new management will continue to implement its business strategy in a new emerging industry. See "Information Concerning 3Si."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock (unless and until the Company determines to retire such Shares) and will be available for issuance without further stockholder action (except as required by applicable law) for purposes including, but not limited to, the acquisition of other businesses, raising of additional capital for use in the Company's business, and satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for the issuance of Shares repurchased pursuant to the Offer. Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company except that three directors will resign reducing the eight person Board to five persons; (e) any material change in the present dividend policy of retaining all earnings, if any, or the Company's corporate structure or business; (g) any material change in the Company's Articles of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from NASDAQ; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) the suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

INTERESTS OF OFFICERS, DIRECTORS AND OTHERS

     As of May 20, 1997, there were 10,960,091 Shares outstanding. As of May 20, 1997, there were 469,000 Shares issuable upon the exercise of all outstanding options and warrants theretofore issued by the Company. As of May 20, 1997, the Company's directors and officers as a group (5 persons) beneficially owned 1,377,900 Shares (including 369,000 Shares issuable upon the exercise of options exercisable within 60 days of such date), which constituted approximately 12% of the outstanding Shares (including Shares issuable if options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised) at such time. In connection with the 3Si acquisition, the Company issued 28,333,333 Shares of its common stock to three individuals who were then elected to its eight member Board of Directors. See "Introduction--Acquisition of 3Si" above. As part of the acquisition which was completed on May 28, 1997, the three individuals waived any right to participate in the Offer to Purchase. Also as part of the acquisition, the Company's financial advisor was granted warrants to purchase up to 750,000 shares of the Company's common stock at an exercise price of $0.30 per share.

     Therefore, whether or not all 6,000,000 shares are purchased in the Offer and whether or not all officers and eligible directors of the Company accept the Offer, the three new stockholders who acquired their shares in the 3Si acquisition will be in a position to control the Company after the Offer. See "Introduction--Acquisition of 3Si."

     Except as set forth above, based on the Company's records and information provided to the Company by its directors, officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 6,000,000 Shares pursuant to the Offer at $0.30 per share, the Company expects the aggregate cost, including all fees and expenses applicable to the Offer to be approximately $1,850,000. The Company intends to fund the Offer through its cash on hand which presently exceeds that amount.

EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE
ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. The Shares were listed and traded on the NASDAQ SmallCap Market under the symbol "TYRX." On July 30, 1997 the closing per Share sales price as reported on NASDAQ was $.25 bid and $.28 asked. The Company was advised on July 12, 1997 that the NASDAQ Stock Market had determined to delist its shares from the SmallCap Market effective as of that date. The determination was made by NASDAQ because it felt "the merger [with 3Si] resulted in a change of control, a change of business and arguably a change in financial structure." The Company has appealed such delisting and is awaiting a decision from a NASDAQ Listing and Hearing Review Committee. If the initial decision is affirmed, which may be likely, it may not be possible to obtain a new listing since the Company does not meet certain NASDAQ qualification requirements as to net assets and share price. Therefore, the Company's common stock may be quoted, if at all, on the Electronic Bulletin Board. It is possible that trading may be limited and sporadic and little liquidity may exist for holders wishing to sell shares of the Company's common stock in the future.
STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET INFORMATION AND/OR QUOTATIONS FOR THE SHARES.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES

~    General~.  The following discussion is a summary of certain anticipated
United States federal income tax consequences of an exchange of Shares for cash pursuant to the Offer. This discussion is general in nature, and does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under federal income tax laws (such as individual retirement accounts, insurance companies, tax-exempt organizations, financial institutions, brokers, dealers, foreign entities, taxpayers that are neither citizens nor residents of the United States or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of Shares that is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares for cash pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address any state, local, foreign or other tax laws, or any United States tax consequences other than United States federal income tax (e.g., estate or gift tax) consequences, that may be applicable to particular investors.

     The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change or differing interpretations at any time, and any such change may be applied retroactively in a manner that could adversely affect a stockholder who exchanges his Shares for cash pursuant to the Offer. For purposes of this discussion, stockholders are presumed to hold their Shares as capital assets within the meaning of Section 1221 of the Code.

     No rulings from the IRS have been or will be requested with respect to any of the tax issues discussed herein. Accordingly, there can be no assurance that the IRS will not take a different position concerning the tax consequences described herein and that any such position would not be sustained. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDERS OF THE EXCHANGE OF THEIR SHARES FOR CASH PURSUANT TO THE OFFER, INCLUDING THE APPLICATION OF STATE, LOCAL, AND FOREIGN TAX LAWS.

     ~United~States~Holders~Who~Receive~Cash~Pursuant~to~the~Offer~.  An
exchange of Shares for cash pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes, and will be governed by the "redemption" rules of Section 302 of the Code.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Offer will be treated as having sold such holders' Shares, and accordingly will recognize gain or loss if the exchange (a) results in a "complete termination" of such holder's equity interest in the Company, (b) is "substantially disproportionate" with respect to such holder, or
(c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. Under Section 318 of the Code, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities, as well as Shares which that holder or certain related individuals and entities have an option or other right to acquire. Due to the complexity of the constructive ownership rules of Section 318, United States Holders should consult their tax advisors concerning the application of the constructive ownership rules to their specific circumstances.

     In addition, if a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder who exchanges Shares for cash pursuant to the Offer will satisfy the "complete termination" test mentioned above if, immediately after the exchange, such United States Holder does not actually or constructively own any Shares. If a United States Holder would otherwise satisfy the complete termination test but for his constructive ownership of Shares held by family members, under certain circumstances the United States Holder may be entitled to disregard such constructive ownership.

     A United States Holder who exchanges Shares for cash pursuant to the Offer will satisfy the substantially disproportionate test mentioned above, if immediately after the exchange: (i) such holder actually and constructively owns less than 50% of the total combined voting power of all classes of outstanding stock of the Company entitled to vote; (ii) such holder's percentage of the total outstanding voting stock of the Company immediately after the exchange is less than 80% of his percentage of ownership of such stock immediately before the exchange; and (iii) such holder's percentage of outstanding common stock (voting or nonvoting) after the exchange is less than 80% of such holder's percentage of ownership before the exchange.

     A United States Holder will satisfy the "not essentially equivalent to a dividend test if the reduction is such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the percentage interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs might constitute such a meaningful reduction."

     If the exchange of a United States Holder's Shares for cash pursuant to the Offer is treated as a sale or exchange under Section 302, and such holder held his Shares as a capital asset, such holder will recognize capital gain or loss equal to the difference between the amount of cash received and such holders cost or other tax basis in the Shares exchanged. Any such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds 12 months or 18 months as of the Effective Date of the exchange and taxed at 28% and 20%, respectively.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, the entire amount of the cash received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, which the Company does not anticipate will be sufficient to cover the amount of any such dividend but such may be includible in such holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     ~Withholding~for~Non-U.S.~Holders~. In addition to the possible application of back-up withholding (see Federal Income Tax Backup Withholding Below), a Non-U.S. Holder that exchanges their Shares for cash pursuant to the Offer may be subject to withholding tax at a rate of thirty-one percent (31%) with respect to the gross proceeds from such exchange. For purposes of determining whether the applicability of this withholding rule, a Non-U.S. Holder is a holder that is not (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income.

     ~Federal~Income~Tax~Backup~Withholding~. A United States Holder that sells his Shares for cash pursuant to the Offer may be subject to backup withholding at the rate of 31% with respect to the gross proceeds from such sale, if such holder (i) fails to furnish a social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that such stockholder failed to report dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is the correct number and that the stockholder is not subject to backup withholding. Corporations and certain other exempt categories may be exempt from backup withholding if they demonstrate that fact to the Depositary. Accordingly, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such Stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding.

     Exempt foreign persons must submit a Form W-8 or a Substitute Form W-8, signed under penalty of perjury, attesting to that stockholder's exempt status in order to avoid backup withholding. Generally, for purposes of filing a Form W-8 or a Substitute Form W-8, an exempt foreign person is (1) an individual that is neither a U.S. citizen nor a U.S. resident and has not been physically present in the United States for a period of 183 days during the tax year in which the Bonds are sold; (2) a foreign corporation, (3) a foreign partnership; or (4) a foreign estate or foreign trust. Form W-8 or Substitute Form W-8 can be obtained from the Depositary. See Instructions contained in the Letter of Transmittal.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in the subsection "Certain Conditions of the Offer" above shall have occurred or shall be deemed by the Company to have occurred, to extend the
period of time during which the Offer is open and   thereby delay acceptance for
payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in the subsection "Certain Conditions of the Offer" above by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. Additionally, in certain circumstances, if the Company waives any of the conditions of the Offer set forth in the subsection "Certain Conditions of the Offer" above, it may be required to extend the Expiration Date of the Offer. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in the subsection "Certain Conditions of the Offer" above shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., Denver time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

FEES AND EXPENSES

     The Company has used American Stock Transfer & Trust, Inc. as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Company will also reimburse the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Depositary may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary has not been retained or directed to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will not reimburse any stockholder for any fees charged by brokers, dealers, commercial banks or any other financial institution.

MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                           INFORMATION CONCERNING 3SI

ACQUISITION OF 3SI

     On May 28, 1997 Tyrex acquired 100% of the common stock of 3Si in a reverse triangular merger accounted for as a purchase. Under the terms of the merger, 3Si is a wholly owned subsidiary of Tyrex. The merger is accounted for financial statement purposes as a purchase of Tyrex by 3Si, since the merger resulted in approximately 70% of the now outstanding common stock of Tyrex being issued to the 3Si stockholders. The financial statements for the period ended June 30, 1997 contain the results of operations of 3Si for the six months ended June 30, 1997, and the results of operations for Tyrex from the date of acquisition (May 28, 1997) through June 30, 1997. The financial statements for the years ended December 31, 1995 and 1996 include the results of operations for 3Si only. See "Financial Statements."

3SI, INC. OVERVIEW

     3Si (Solution, System and Service Integration) has provided comprehensive computer hardware and software solutions for over 17 years to clients throughout the continent. Founded in 1979, as Kimbrough Computer Sales, Inc., 3Si offers a wide array of systems integration services, including Internet security and business needs assessments, hardware sales, maintenance and support, and technical consulting, training and education. Larry Valdez, Fred Slack and Frank Backes, all formerly with Digital Equipment Company, bought 3Si from its original owners in August 1993. Since 1993, 3Si has grown from sales of approximately $9 million and 27 employees to sales of $19 million and 125 employees in 1996.

     3Si is headquartered in Denver, Colorado and has sales offices in Colorado Springs, Colorado; Albuquerque, New Mexico; St. Louis, Missouri, and Raleigh, North Carolina. The Raleigh office directly supports 3Si's technical consulting contract with the U.S. Postal Service while the Albuquerque office directly supports 3Si's Equipment and Services Schedule Contract (ESS Contract) with the State of New Mexico.

     Within its systems integrator framework, 3Si in July 1996 introduced a group of professionals who focus entirely on providing Internet security assessments and solutions to its customers. This group, lead by Frank Backes who has extensive experience in providing network security to the U.S. Government and is a recognized expert in the field of Internet security, currently performs Internet security assessments for 3Si's customers. The assessment process involves determining the client's computer and connectivity environment, defining the client's objectives for security in accessing the Internet, and finally, developing the proper hardware/software/configuration solution to solve the client's needs. In communicating the solution to the client, the assessment uses easy to understand pictorial depictions of the client's existing and needed environment. The Company believes its assessment methodology is copyrightable and plans to file for copyright protection in the near future. With the startup of the Internet security business, the Company has entered into various strategic agreements with companies such as Netcom, J.D. Edwards, JDL, and IBM to directly provide Internet security assessment methodology to those companies and their customers.

THE MICROCOMPUTER PRODUCTS INDUSTRY
     The microcomputer products industry is one characterized by significant change. Rapid advances in computer technology have enabled manufacturers to offer substantially improved microcomputer products, with new and easier to use software applications. As a result of the improved technology, and the improvements made in ease of use of the applications of this technology, the number of consumer and small business users of microcomputer products has increased substantially in recent years. Another significant factor in the increased usage of these products is the reduction in price of microcomputer hardware.

     These trends have also resulted in rapid growth in the microcomputer reseller industry. In addition to sales by traditional microcomputer retailers, microcomputers and related products are now sold by mass merchandisers, hard good specialty retailers, national mail order houses, general office equipment retailers and superstore-type microcomputer retailers. The decline in prices for microcomputer hardware products offered to the end user and the increased competition of the microcomputer reseller industry has created extreme price pressures for microcomputer resellers.

     As a result, the Company views the microcomputer reseller industry as evolving and changing rapidly, with ongoing consolidation and realignment. The Company believes that this presents opportunities, as well as challenges. The Company believes that the market for microcomputer products and services will continue to grow. The Company's belief in this trend is based upon its experience with its own customers as well as general industry studies.

COMPETITION

     The Company competes with numerous other companies offering many of the same services. Competition is based upon factors such as the existence of personal relationships with clients, price, service and reputation. Some of the Company's competitors are larger, have greater resources and are more established than the Company, especially as systems integrators and computer resellers. The Company is not able at this time to accurately evaluate its competitive position in the industry. There is no assurance that the Company will be able to compete successfully in the future.

USPS CONTRACT

     In April 1996, 3Si entered into a sub-contract agreement to provide information systems support to the U.S. Postal Service. Revenues for the six months ended June 30, 1997 were approximately $2.0 million which constituted greater than 10% of the total revenues of the Company for the period. The Company estimates continuing revenue from this sub-contract agreement to be approximately $3 million per year for the next three years ending March 31, 2001, (which includes anticipated renewals). While the Company does not anticipate early termination of the sub-contract, or not obtaining the annual renewals when due pursuant to the sub-contract, loss of the contract would have a materially adverse impact on the Company.

SEASONALITY

     The Company experiences a seasonal peak during the fourth calendar quarter during which over 30% of 3Si's annual sales typically occur.

PERSONNEL

     At June 30, 1997, the Company had 128 employees.

PROPERTIES

     3Si currently rents its headquarters in Englewood, Colorado in a stand-alone office building of approximately 16,000 sq. ft. pursuant to a 6-year operating lease expiring in 2001. 3Si also maintains sales offices in Colorado Springs, Colorado (leased, month-to-month), Albuquerque, New Mexico (leased, expiring November 1998), St. Louis (maintained by an independent sales representative) and Raleigh, North Carolina (subleased month-to-month). The Company believes it has adequate facilities for the present level of business and does not anticipate significant acquisitions of property, or facilities during the remainder of 1997.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings nor have such been threatened.

RISK FACTORS

     ~In~addition~to~the~other~information~contained~in~this~document,~the~follo wing~risk~factors~should~be~considered~carefully~in~evaluating~the~Company,~its~
business~prospects~and~the~self~tender~offer~described~herein.~~This~document~co ntains~certain~forwardlooking~statements~that~involve~substantial~risks~and~unce rtainties.~~When~used~herein,~the~words~"may,"~"will,"~"expect,"~"anticipate,"~"
continue,"~"estimate,"~"project,"~"intend,"~"believe"~and~similar~expressions~ar
e~intended~to~identify~forwardlooking~statements~within~the~meaning~of~Section~2
7A~of~the~Securities~Act~of~1933~and~Section~21E~of~the~Securities~Exchange~Act~
of~1934~regarding~events,~conditions~and~financial~trends~that~may~affect~the~Co mpany's~future~plan~of~operations,~business~strategy,~operating~results~and~fina ncial~position.~~Prospective~investors~are~cautioned~that~any~forwardlooking~sta tements~are~not~guarantees~of~future~performance~and~are~subject~to~risks~and~un certainties~and~that~actual~results~could~differ~materially~from~the~results~exp ressed~in~or~implied~by~these~forwardlooking~statements~as~a~result~of~various~f actors.~~Such~factors~are~described~under~the~headings~"Management's~Discussion~
and~Analysis~of~Financial~Condition~and~Results~of~Operations,"~"Business"~and~i
n~the~risk~factors~set~forth~below.~

     Operating Losses.  Although 3Si has attained significant sales growth since
     ----------------
1993, it has incurred losses of approximately $178,000 and $195,000 for its years ended December 31, 1995 and 1996, respectively, and an operating loss of approximately $275,000 for the six month period ended June 30, 1997. There is no assurance that the Company will be profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements."

     Fluctuations in Revenue.  The Company's revenues can fluctuate widely from
     -----------------------
period to period as a result of the absence or presence of sales of hardware to 3Si's customers (hardware sales account for approximately 70% of 3Si's sales) and seasonality. 3Si currently experiences approximately 30% of its sales in the quarter ending in December. The Company's revenues could also be adversely affected by a general economic recession that reduces demand for integration services and hardware. A decrease in revenues will adversely affect the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need for Additional Financing.  In connection with the Company's
     -----------------------------
implementation of its business plan and its desire to become a premier Internet security company, the Company anticipates requiring additional debt and equity financing in the near future. 3Si recently refinanced its bank debt, which was in the form of a term loan, to a revolving line of credit. The Company also anticipates placing either a private or public offering to raise new equity capital in the near future. There is also no guarantee that the Company will be able to raise additional equity capital that it may require to fully implement its business plan and strategy.

     Changing Technologies.  The Company's business is subject to changes in
     ---------------------
technology and new service introductions. Accordingly, the Company's ability to compete will be dependent upon its ability to adapt to technological changes in the industry and to develop services based on those changes to satisfy evolving client requirements. Technological changes may create new products or services that are competitive with, superior to, or render obsolete the services currently offered by the Company. There can be no assurance that current technologies, or technologies yet to emerge, will not in the future compete with or replace the services offered by the Company.

     Substantial Indebtedness.  3Si has a substantial amount of outstanding
     ------------------------
indebtedness. As of June 30, 1997, 3Si had total liabilities of approximately $4,500,000. See "Financial Statements." This level of indebtedness could have important consequences to the stockholders, including the following: (i) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; (ii) a significant portion of the Company's cash flow from operating activities will be required to pay this debt and interest charges, and will not be available for other purposes; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Substantially all of 3Si's assets serve as collateral security for its credit line.

     Reliance on Key Employees.  The Company's success depends largely upon the
     -------------------------
abilities of Fred Slack, Chief Executive Officer, Frank Backes, President and Larry Valdez, Chief Operating Officer. The loss of the services of any of these individuals could have a negative impact on the Company. 3Si has employment agreements with each of these persons. See "Management."

     Competitive Industry.  The Company competes with numerous other companies
     --------------------
offering many of the same services. Competition is based upon factors such as the existence of personal relationships with clients, price, service and reputation. Some of the Company's competitors are larger, have greater resources and are more established than the Company, especially as systems integrators and computer resellers. The Company is not able at this time to accurately evaluate its competitive position in the industry. There is no assurance that the Company will be able to compete successfully in the future. See "Business--Competitive Factors."

     Control of Insiders.  As a result of the acquisition of 3Si by the Company,
     --------------------
the three shareholders of 3Si, Fred Slack, Frank Backes and Larry Valdez, own approximately 70% of the outstanding common stock of the Company. These three individuals also serve as three of the current eight members on the Company's Board of Directors; however, after the self tender offer described herein is completed, three of the current directors of the Company will resign and the three nominees of 3Si will then comprise three of the five member Board of Directors of the Company.

     No Dividends Contemplated.  To date, the Company has not paid any cash or
     -------------------------
other dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

                        PRO FORMA FINANCIAL INFORMATION

     The following information is derived from the Financial Statements included herein and gives pro forma effect to the self tender offer described herein, assuming full acceptance, and payment of $1,800,000 in redemption of shares and $50,000 of related expenses. To the extent fewer than 6,000,000 shares are tendered and purchased, the Company's cash position and book value per share will be increased accordingly.

                                     Actual               Pro Forma
                              ---------------------------------------
                              June 30, 1997            June 30, 1997
                              --------------------------------------

          Cash                     $ 2,219,145         $    369,145
          Total assets               7,263,823            5,413,823
          Shareholders' equity       2,708,572              858,572
          Book value per share            .069                 .026

                            SELECTED FINANCIAL DATA

     On May 28, 1997 Tyrex acquired 100% of the common stock of 3Si in a reverse triangular merger accounted for as a purchase. Under the terms of the merger, 3Si is a wholly owned subsidiary of Tyrex. The merger is accounted for financial statement purposes as a purchase of Tyrex by 3Si, since the merger resulted in approximately 70% of the now outstanding common stock of Tyrex being issued to the 3Si stockholders. The financial information for the period ended June 30, 1997 contains the results of operations of 3Si for the six months ended June 30, 1997, and the results of operations for Tyrex from the date of acquisition (May 28, 1997) through June 30, 1997. The financial information for the years ended December 31, 1993, 1994, 1995 and 1996 include the results of operations for 3Si only.

                                Six Months
                                  Ended      Year Ended    Year Ended    Year Ended  Year Ended
                                 June 30,      December      December      December    December
                                   1997        31, 1996      31, 1995      31, 1994    31, 1993

Net Sales                      $ 9,976,536   $19,007,245   $21,774,221   $17,503,876 $ 9,574,211

Income (loss) from operations     (190,063)        3,590      (109,477)      349,322      35,537

Net income (loss) from
 continuing operations            (275,198)     (195,315)     (177,977)      366,846      52,947

Discontinued operations            200,793            --            --            --          --

Net income (loss)                  (74,405)     (195,315)     (177,977)      366,846      52,947

Per Common Share:
From continuing operations            (.04)         (651)         (593)        1,223         176

From discontinued operations           .03            --            --            --          --

Net income (loss) per
 Common Share                         (.01)         (651)         (593)        1,223         176

At year end:
Total assets                     7,263,823     5,349,586     5,221,723     3,123,711   3,084,682
Long-term obligations               64,502        76,060        99,496            --          --
Working capital (deficit)        1,767,402      (168,223)      166,922       721,944     550,078
Stockholders' equity             2,708,572       142,966       433,893       826,425     596,904

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

     With the merger of Tyrex and 3Si, the Company believes it has the financial resources to meet the Company's financial needs for its operations during the next 12 months. As of June 30, 1997, the Company had working capital of approximately $1,767,000.

     As of September 30, 1997, the Company had replaced its note payable with a bank with an accounts receivable line of credit facility with another financial institution. The new revolving line of credit is at the prime rate of interest and permits the Company to borrow up to $2 million based on 85% of the Company's eligible accounts receivable balance computed under the terms of the agreement. The line is secured by substantially all of the assets of the Company.

     The Company also anticipates undertaking either a private or public offering to raise new equity capital in the near future. Although no such arrangement exists currently, any issuance of additional securities may have a dilutive effect to the existing shareholders of the Company. There is also no assurance that the Company will be able to raise additional equity capital that it may require to fully implement its business plan.

RESULTS OF OPERATIONS

~SIX~MONTHS~ENDED~JUNE~30,~1997~COMPARED~TO~SIX~MONTHS~ENDED~JUNE~30,~1996~

OVERVIEW

     The statements of operations and cash flows for the six months ended June 30, 1997, include the results of operations and cash flows for 3Si for the six months ended June 30, 1997 and the 33 days from May 28, 1997 (the date of the acquisition) to June 30, 1997 for Tyrex. Due to the nature of Tyrex's operations during the 33 days ended June 30, 1997 (i.e., completing the sales of its oil and gas properties and discontinuing its oil and gas operations) the results of Tyrex's operations are disclosed as "discontinued operations."

     Tyrex realized a gain on its final disposition of oil and gas properties of $536,700 in the 33 day period ended June 30, 1997. Included in Tyrex's gain from discontinued operations for the 33 day period ended June 30, 1997 were costs attributable to the acquisition of approximately $190,000 and severance costs relating to Tyrex's remaining employees of approximately $117,000 including accrued payroll taxes. As of June 30, 1997, Tyrex had three full-time employees. No discontinued operations are included in the December 31, 1995 and 1996 financial statements which reflect only the operations of 3Si.

     3Si realized a net loss from continuing operations of $275,198 during the six months ended June 30, 1997. This loss is attributable primarily to 3Si's continued investment in its Internet security startup business and reduced hardware sales. The Internet security division lost $150,180 during the first six months of 1997, attributable to its startup nature whereby revenues generated by the Internet security division did not yet cover expenses.

COMPARATIVE ANALYSIS

     Sales were approximately $9,977,000 during the six months ended June 30, 1997. Total sales were up from the same period in the previous year by approximately $1,255,000 or 14.4%. This change is primarily the result of the United States Postal Service ("USPS") sub-contract which did not begin until May 1996; and a decline in hardware sales between periods. The USPS sub-contract sales for the first six months of 1997 and 1996 were approximately $1,970,000 and $367,000, respectively, accounting for an increase of approximately $1,603,000. The decline in hardware sales, which was approximately $348,000 was directly attributable to the three 3Si co-owners' attention to merger and financing activities. The co-owners' involvement was diverted from usual sales activities causing the lower hardware sales during the first six months of 1997 versus the first six months of 1996.

     The Company's gross margin changed as a percentage of sales from 25.7% in 1996 to 31.9% in 1997. These changes primarily result from the addition of the USPS contract and the Internet security business which create higher, consulting based, margins (i.e., the compensation related to the delivery of the consulting sales is included in selling and administrative expenses versus cost of goods sold). Gross margin increased approximately $1,105,000 due to the addition of the USPS sub-contract and the Internet security business slightly offset by lower hardware sales as discussed above.

     Selling and administrative expenses increased approximately $1,415,000, or 72.3% due primarily to the addition of the labor costs associated with the USPS sub-contract. During the first six months of 1997, the Company incurred additional labor costs of approximately $1,284,000 relative to the USPS sub-contract. Included in selling and administrative expenses for the six months ended June 30, 1997 are also approximately $251,000 of expenses related to the Internet security business which had not existed until July 1996. These increases in costs were slightly offset by savings in other expenses due to cost containment and expense reduction in other areas.

     At June 30, 1997, the Company had 128 employees, including 57 servicing the USPS sub-contract in Raleigh, North Carolina and 3 in Wyoming versus having had 84 in total at June 30, 1996 including 29 servicing the USPS sub-contract.

YEAR ENDED DECEMBER 31, 1996 VERSUS DECEMBER 31, 1995

OVERVIEW

     3Si realized a net loss of $195,315 for the year ended December 31, 1996 versus a net loss of $177,977 for the year ended December 31, 1995. The loss incurred in 1996 is attributable primarily due to the Company's investment in its Internet security startup business which began in earnest in July

1996. The Internet security division lost $174,009 during the second half of 1996, attributable to its startup nature.

COMPARATIVE ANALYSIS

     Sales decreased approximately $2,777,000, or 12.7% from the previous year. This change is primarily the result of the USPS sub-contract which did not begin until May 1996; and a decline in hardware sales between periods. The USPS sub-contract sales for the year were approximately $1,757,000 and hardware sales declined approximately $4,534,000. Hardware sales declined as the Company focused on higher margin consulting sales like the USPS sub-contract and higher margin hardware sales.

     3Si's gross margin changed as a percentage of sales from 17.3% in 1995 to 25.7% in 1996. These changes primarily result due to the addition of the USPS contract and higher margin hardware sales. The USPS sub-contract creates higher, consulting based, margins (i.e., the compensation related to the delivery of the consulting sales included in selling and administrative expenses versus cost of goods sold). Gross margin on hardware sales increased from 14.6% in 1995 to 15.4% in 1996 as the Company focused on proposing on higher margin sales as part of its strategy to return to long-term profitability.

     Selling and administrative expenses increased approximately $986,000, or 25.4% due primarily to the addition of the labor costs associated with the USPS contract. During 1996, the Company incurred additional labor costs of approximately $1,176,000 relative to the USPS sub-contract which is slightly offset by savings in other expenses due to cost containment and reduction in other areas. Included in selling and administrative expenses are also approximately $204,000 of expenses relative to the Internal security business.

     At December 31, 1996, the Company had 102 employees, including 43 servicing the USPS sub-contract in Raleigh, North Carolina versus having had 62 employees at December 31, 1995.

YEAR ENDED DECEMBER 31, 1995 VERSUS DECEMBER 31, 1994

OVERVIEW

     3Si realized an operating loss of $177,977 for the year ended December 31, 1995 versus net income of $366,846 for the year ended December 31, 1994. The loss is due primarily to the increase in selling and administrative expenses over 1994 of approximately 61% without a commensurate increase in sales (increase of approximately 24%). Selling and administrative costs increased as 3Si hired new employees, opened its Albuquerque, New Mexico office and invested in its existing sales force in an effort to increase its sales during 1995.

     3Si recognized the need to reduce its work force in October 1995, and terminated 15 employees within the next 5 months.
                                       33

COMPARATIVE ANALYSIS

     Sales increased approximately $4,270,000, or 24.4% from 1994. This change is primarily due to the increases in hardware sales accomplished by 3Si's expanded sales force; although, ultimately the expansion in the sales force did not produce the necessary revenues to sustain profitability for the year. 3Si made adjustments to the sales force to compensate for the lack of productivity in the fourth quarter of 1995.

     3Si's gross margin changed as a percentage of sales from 15.8% in 1994 to 17.3% in 1995. This change is primarily the result of higher margin hardware sales and the Company's focus on providing expanded services to its customers. Expanding service sales creates higher, consulting based, margins (i.e., the compensation related to the delivery of the consulting sales is included in selling, general and administrative expenses versus cost of goods sold).

     Selling, general and administrative expenses increased approximately $1,477,000, or 61.3% due primarily to the addition of the labor costs including commissions of approximately $1,400,000 relative to the increase in the Company's employees during the year and approximately $77,000 of costs incurred including initial operating losses of the opening of the Company's Albuquerque, New Mexico sales office. In the fourth quarter of 1995, the Company recognized that the expansion in the sales force was not producing the necessary revenues to sustain profitability for the year. 3Si made adjustments to the sales force to compensate for the lack of productivity in the fourth quarter of 1995.

     At December 31, 1995, the Company had 62 employees versus having had 52 at December 31, 1994.

                                   MANAGEMENT

     Directors and Officers
     ----------------------
     The following three persons are the executive officers of 3Si and are three of its five member Board of Directors. Tom N. Richardson and Doris K. Backus, two directors of Tyrex, joined the 3Si Board in connection with the merger of the companies. Messrs. Backes, Slack and Valdez are three of the eight persons presently comprising the Board of Directors of Tyrex. Upon completion of the Offer described herein, three Tyrex Board members will resign and Messrs. Backes, Slack and Valdez will comprise a majority of Tyrex's then five person Board of Directors.

     FREDERICK J. SLACK, 42, CHIEF EXECUTIVE OFFICER. Mr. Slack has served as Co-Owner and Chief Executive Officer of 3Si since August 1993. Mr. Slack received his B.A. degree in Education in 1977 from the University of Northern Colorado. Initially, Mr. Slack began his business career as a Methods and Procedures Analyst for National Farmers Union Insurance in Denver, where he was first introduced to mainframe computer environments. Mr. Slack then went to work as the Western Territory Sales Manager for Travenol Labs selling hospital/medical information systems involving IBM equipment. Finally, in 1986, Mr. Slack became a sales/project manager for Digital Equipment Corporation
(DEC). Initially, Mr. Slack served as one of the project managers within the LSST (Large Systems Selling Team) which focused on large complex $1,000,000 solutions to larger customers. LSST selling required multi-computer system disciplines including hardware, software, consulting, training and implementation. Mr. Slack then moved his sales expertise and success into the Government Sales Division for DEC. Over the next 5 years, Mr. Slack served as project manager for similarly large, sophisticated government customers with mission critical, classified systems needs. Mr. Slack's responsibilities included writing "white papers," preparing and presenting bids and proposals, negotiating contracts, and implementation of contracts once awarded. Mr. Slack, throughout his career, has been involved in preparing personal, division and corporate budgets and implementation of those budgets at all levels.

     FRANK W. BACKES, 36, PRESIDENT. Mr. Backes has served as Co-Owner and Director of Technology of 3Si since August 1993. Mr. Backes received his B.S.E.E. degree in Semiconductor Physics in 1984. Mr. Backes started his career working for Science Applications International Corporation designing Command and Control systems for the Department of Defense. Mr. Backes' accomplishments in the field of Command and Control systems include: research and successful development of client-server based systems in 1987, dynamic user interface designs in 1988 using Ada and PHIGS, implementing 3D graphics for display of command center information in 1989, training and working in combat position as an orbital analyst in the Space Surveillance Center at NORAD, designing and implementing several command centers pushing the development of state of the art high availability techniques. In 1989 Mr. Backes went to work for Digital Equipment Corporation as a computer industry analyst. Continuing on the path of pushing computer and networking technology to its limits, Mr. Backes began applying his experience to commercial business systems. In addition to his work in the computer industry, Mr. Backes has utilized skills in working with and teaching students from elementary schools to high schools. One project was coordination, management and teaching students to interact, over the Internet, with the Mars Land Rover developed by Jet Propulsion Lab for NASA. This project was the first time that anyone outside of NASA was given the opportunity to send commands over the Internet to the Mars rover. Other projects include coaching Odyssey of the Mind teams and working as a tutor for students in math and science.

     FELIPE "LARRY" VALDEZ, 44, CHIEF OPERATING OFFICER. Mr. Valdez has served as Chief Executive Officer of 3Si since he co-purchased 3Si in August 1993. Mr. Valdez began his career working in telecommunications electronic manufacturing operations in Logistics, Production and Inventory planning in 1971. Mr. Valdez moved from telecommunications manufacturing to computer manufacturing when he joined Digital Equipment Corporation in 1977 in its Albuquerque Operations as an Inventory Control Planner. Shortly after that, Mr. Valdez relocated to Digital's Colorado Springs operations where he as responsible for New Product introduction on a variety of leading technology storage products. Mr. Valdez was promoted into Digital's Customer Support Center where he led technical support teams in providing remote support to a variety of customers on a national level. Mr. Valdez joined Digital's Software Support organization where he led technical and business consultants in providing pre-and post sales support to Digital's Sales Representatives in major Federal Government and Commercial Accounts. Mr. Valdez' teams were successful at winning and deploying numerous multi-million dollar programs for Digital Equipment where he, individually, and his teams, collectively, were recognized numerous times for their accomplishments. Mr. Valdez obtained Bachelor and Masters Degrees in Business Administration while employed full-time. In 1997, Mr. Valdez was selected by the University of Phoenix as a faculty member in its Organization Behavior studies program where he teaches Organization Communications courses.

SUMMARY COMPENSATION TABLE

      The following table sets forth all cash compensation paid by Tyrex or 3Si to each executive officer for each of the years indicated.

                           SUMMARY COMPENSATION TABLE
                                                           Long-term Compensation

                                   Annual                        Awards    Payouts
                              Compensation
                                             Other                                    All
                                            annual     Restricted                    Other
     Name and                               Compen-      Stock    Options/  LTIP    Compen-
principal position Year Salary ($)  Bonus  sation (1)    Awards     SARs   payouts sation(2)

TYREX OIL COMPANY:
Tom N. Richardson  1997     $52,500      -           -           -       -        -        -
  President, CFO   1996      52,500      -           -      $7,813       -        -        -
                   1995      52,500      -           -           -       -        -        -
3SI:
Frederick J. Slack 1997     $37,500      -           -           -       -        -  $13,279
 Chief Executive   1996      68,000      -           -           -       -        -   31,871
 Officer           1995      68,000      -           -           -       -        -   71,518

Frank W. Backes    1997     $37,500      -           -           -       -        -  $13,279
 President         1996      68,000      -           -           -       -        -   31,871
                   1995      68,000      -           -           -       -        -   71,518

Felipe L. Valdez   1997     $37,500      -           -           -       -        -  $13,279
 Chief Operating   1996      68,000      -           -           -       -        -   31,871
 Officer           1995      68,000      -           -           -       -        -   71,518
----------------------

(1) Perquisites and other personal benefits or property did not, in aggregate, exceed $50,000 or 10% of the total compensation.

(2) 3Si was a subchapter S corporation prior to its acquisition by Tyrex. Amounts indicated are distributions to the three officers of 3Si named above, made to them in their capacities as shareholders.

EMPLOYMENT AGREEMENTS

      Concurrent with the merger of Tyrex and 3Si, the Company entered into separate employment agreements with each of the co-owners of 3Si - Fred Slack, Frank Backes and Larry Valdez. Pursuant to the agreements, the Company will compensate each of the individuals $110,000 in fiscal 1998. The individuals are eligible for increases in their annual compensation subject to the profitability of the Company. The agreements expire May 31, 2000 unless terminated for cause by 3Si or early termination by the individual with 90 days written notice.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                               Value of Unexercised
                      Shares             Unexercised           In-the-Money Options
                    Acquired on     Options at FY-End(#)           at FY-End($)
Name                 Exercise     Exercisable/Unexercisable Exercisable/Unexercisable
----                  --------    ----------------------    -----------------------
 n/a                     --                   --                        --

                            OPTION/SAR GRANTS TABLE

      The following table provides the specified information concerning stock options granted to officers and directors of Tyrex during the fiscal year ended June 30, 1997.

                      Number of
                      securities   Percent of total
                      underlying   options granted  Exercise of
                       options     to employees in   base price
       Name           granted (#)    fiscal year     ($/share)     Expiration Date
----------------     ------------   -------------    ----------    ----------------
Tom N. Richardson      160,000           34%           $ 0.14      January 18, 1999
William P. Gruman      160,000           34%             0.14      January 18, 1999
Doris K. Backus         49,000           10%             0.14      January 18, 1999

CERTAIN TRANSACTIONS

     In connection with the sale of the Company's producing oil and gas properties on May 30, 1997, 10% of the purchase price was paid by, and a 10% interest in the properties was assigned to Tom N. Richardson, the President of Tyrex. Mr. Richardson paid the same price for his interest as did the non-affiliated purchasers of the remaining 90% interest.

     As part of the acquisition of 3Si and the refocusing of the Company's business activities, it is anticipated that Mr. Richardson, President and Ms. Backus, Secretary/Treasurer will be terminated. Termination pay to these two persons will be $56,500 and $33,000, respectively.

     In connection with the acquisition of 3Si by Tyrex, the parties and certain of their shareholders entered into a Transition Agreement which provides, among other things, that until this self tender Offer is completed:

          (i) the Board of Directors of Tyrex will consist of eight members, consisting of the five members of Tyrex's Board serving at the date of the acquisition and the three former shareholders of 3Si (i.e., Messrs. Slack, Backes and Valdez);
          (ii) Messrs. Slack, Backes, Valdez and Richardson, as shareholders, agreed to vote for the Board as constituted in (i) above and all granted Mr. Richardson an irrevocable proxy with respect thereto;

          (iii)the persons in (ii) above further agreed to take whatever actions are necessary to ensure that this self tender Offer is completed; and

          (iv) upon completion of the Offer, Messrs. Traut, Gruman and Massey have agreed to resign from the Board of Directors.

     Other than as set forth herein, no officer, director or principal shareholder of Tyrex or 3Si has or proposes to have any direct or indirect material interest by security holdings, contracts or otherwise in Tyrex or 3Si or in any assets proposed to be acquired by Tyrex or 3Si or in any purchase, the value of which will be affected by the operations of Tyrex or 3Si.

             PRINCIPAL SHAREHOLDERS AND SHAREHOLDERS OF MANAGEMENT

     The following sets forth information as of May 28, 1997, the date of the completion of the merger of Tyrex and 3Si, the ownership of Tyrex common stock on an individual basis and ownership by all executive officers and directors as a group:

                                                           Number of Shares
                                                          Beneficially Owned
                                          Period of
                                         Service as                             Percent
                        Position(s)      Director or                               of
Name and Age         with the Company      Officer      Direct        Indirect   Class
Frederick J. Slack  Director               5/28/97      9,387,777(1)     -0-      23.7%
  Age: 42                                to present

Frank W. Backes     Director               5/28/97      9,387,777(1)     -0-      23.7%
  Age: 36                                to present

Felipe L. Valdez    Director               5/28/97      9,387,779(1)     -0-      23.7%
  Age: 44                                to present

John D. Traut       Chairman and           11/8/79        534,000        -0-       1.3%
  Age: 69           a Director           to present

William P. Gruman   Director               1/27/86        393,500(2)     -0-      <1.0%
  Age: 68                                to present

Tom N. Richardson   President and a        7/10/86        354,900(3)     -0-      <1.0%
  Age: 47           Director             to present

Morris R. Massey    Director               6/1/93          15,500        -0-      <1.0%
  Age: 65                                to present

Doris K. Backus     Secretary/Treasurer    12/5/91         80,000(4)     -0-      <1.0%
  Age: 43           and Director         to present

All Officers and
Directors as a Group                                   29,541,233        -0-      74.5%
(eight persons)

------------------

(1) Messrs. Slack, Backes and Valdez have waived any right to participate in this self tender Offer and were not owners of record on May 20, 1997, the record date for the Offer.
(2) Includes immediately exercisable options to purchase 160,000 shares of Common Stock at $0.14 per share at any time before January 18, 1999.
(3) Includes immediately exercisable options to purchase 160,000 shares of Common Stock at $0.14 per share at any time before January 18, 1999.
(4) Includes immediately exercisable options to purchase 49,000 shares of Common Stock at $0.14 per share at any time before January 18, 1999.


CERTAIN INFORMATION CONCERNING TYREX

~     Additional~Information~.  The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance therewith, is obligated to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

      The following reports of the Company are hereby incorporated by reference herein and are each available without charge upon request:

      1.  Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

      2. Definitive Proxy Statement for Annual Meeting of Shareholders dated December 5, 1996;

      3.  Report on Form 8-K (the 3Si acquisition) dated June 6, 1997;

      4.  Report on Form 8-K (financial statements re:  3Si) dated June 9,
          1997; and

      5. Report on Form 8-KA (pro forma financial statements re: 3Si) dated September 9, 1997.

      All reports and any definitive proxy or information statements filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offer shall be deemed to be incorporated by reference into this Offer to Purchase and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

      Any person receiving a copy of this Offer to Purchase may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to Tyrex Oil Company, 777 North Overland Trail, Suite 101, Casper, Wyoming 82601, Attention: Tom N. Richardson, telephone number: (307) 234-4260.

      Persons wishing to contact 3Si should call or write Fred J. Slack, c/o 3Si Incorporated, 6886 South Yosemite, Englewood, Colorado 80112; telephone (303) 741-9123.

                              FINANCIAL STATEMENTS

                                      AND

                          INDEPENDENT AUDITORS' REPORT

                               TYREX OIL COMPANY

                                 June 30, 1997

                         JOHN M. HANSON & COMPANY, P.C.
                          Certified Public Accountants






Board of Directors

Tyrex Oil Company


                          Independent Auditors' Report
                          ----------------------------
     We have audited the accompanying balance sheets of Tyrex Oil Company as of June 30, 1997 and December 31, 1996 and the related statements of operations, changes in stockholders' equity, and cash flows for the period January 1, 1997 through June 30, 1997 and the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

     On May 28, 1997 Tyrex Oil Company ("Tyrex") acquired 100% of the common stock of Kimbrough Computer Sales, Inc. d/b/a 3Si Incorporated ("3Si") in a reverse merger accounted for as a purchase. Under the terms of the merger, 3Si is a wholly owned subsidiary of Tyrex. As discussed in Note A, the merger is accounted for financial statement purposes as a purchase of Tyrex by 3Si, since the merger resulted in 72% of the outstanding stock of Tyrex being held by the 3Si stockholders. The financial statements for the period ended June 30, 1997 contain the results of operations of 3Si for the six months ended June 30, 1997, and the results of operations of Tyrex from the date of acquisition (May 28, 1997) through June 30, 1997. The financial statements for the years ended December 31, 1996 and 1995 include the results of operations for 3Si only.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tyrex Oil Company as of June 30, 1997 and December 31, 1996 and the results of its operations and its cash flows for the period January 1, 1997 through June 30, 1997 and the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

                                               /S/John M. Hanson & Company, P.C.
Denver, Colorado

September 22, 1997, except for Note F as to which the date is October 6, 1997




                                       F1

                               Tyrex Oil Company
                          Balance Sheets (Page 1 of 2)
                      June 30, 1997 and December 31, 1996
                    ASSETS
                                                         1997            1996

CURRENT ASSETS (NOTE F)
  Cash and cash equivalents (Note B)                 $  2,219,145    $     47,166
  Accounts receivable - trade (Note D)                  3,334,430       4,537,908
  Inventory (Note B)                                      643,474         286,210
  Other current assets                                     61,102          91,053

    Total current assets                                6,258,151       4,962,337

PROPERTY AND EQUIPMENT - AT COST (NOTE F)
  Computer systems                                        358,438         323,437
  Furniture and fixtures (Note G)                         228,480         168,234
  Leasehold improvements                                   73,082          63,063

    Total property and equipment                          660,000         554,734

    Less accumulated depreciation and
      amortization (Note B)                              (297,258)       (187,885)

    Net property and equipment                            362,742         366,849

OTHER ASSETS (NOTE F)
  Deposits                                                 20,534          20,400
  Other (Notes C and G)                                   622,396               -

    Total other assets                                    642,930          20,400

    Total assets                                     $  7,263,823    $  5,349,586









        The accompanying notes are an integral part of these statements

                                       F2

                               Tyrex Oil Company
                          Balance Sheets (Page 2 of 2)
                      June 30, 1997 and December 31, 1996
                             LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         1997            1996

CURRENT LIABILITIES
  Revolving line of credit (Note E)                  $          -    $  1,175,000
  Notes payable (Note F)                                1,264,271               -
  Current portion of capital lease (Note G)                22,734          21,729
  Accounts payable - trade                              2,774,908       3,684,793
  Customer deposits                                       120,498         103,863
  Accrued liabilities                                     308,338         145,175

    Total current liabilities                           4,490,749       5,130,560

LONG-TERM DEBT (NOTE G)                                    64,502          76,060

COMMITMENTS (NOTE G)                                            -               -

STOCKHOLDERS' EQUITY (NOTES C AND I)
  Common stock - authorized 50,000,000
   shares of $.01 par value; issued and
   outstanding 39,293,424 shares at
   June 30, 1997; authorized 50,000
   shares of no par value; issued and
   outstanding 300 shares at December 31,
   1996                                                   392,934          30,000
  Additional paid in capital                            2,322,902               -
  Retained (deficit) earnings                              (1,277)        112,966
  Treasury stock-at cost, 45,000
   shares at June 30, 1997                                 (5,987)              -

    Total stockholders' equity                          2,708,572         142,966

    Total liabilities and stockholders' equity       $  7,263,823    $  5,349,586


        The accompanying notes are an integral part of these statements

                                       F3

                               Tyrex Oil Company
                            Statements of Operations
              For the Period January 1, 1997 through June 30, 1997
                 and the Years Ended December 31, 1996 and 1995
                                                         1997          1996          1995

Product sales                                        $ 6,984,752   $15,612,000   $20,452,203
Consulting and other service revenue                   2,991,784     3,395,245     1,322,018

Net sales                                              9,976,536    19,007,245    21,774,221

Cost of products sold                                  6,202,716    13,204,231    17,475,266
Costs of contract labor                                  477,355       640,125       194,783
Royalty expense                                          115,532       286,106       326,727

    Total cost of goods sold                           6,795,603    14,130,462    17,996,776

      Gross profit                                     3,180,933     4,876,783     3,777,445

Selling and administrative expenses                    3,370,996     4,873,193     3,886,922

    (Loss) earnings from operations                     (190,063)        3,590      (109,477)

Other income (expense)
  Interest income                                          5,597        16,584         3,686
  Miscellaneous income                                     3,062         2,616        18,942
  Interest expense                                       (93,794)     (170,413)      (91,128)
  Offering costs                                               -       (45,071)            -
  Loss on disposition of assets                                -        (2,621)            -

    Total other expense                                  (85,135)     (198,905)      (68,500)

    Net loss before income taxes                        (275,198)     (195,315)     (177,977)

Income taxes (Note J)                                          -             -             -

    Net loss from continuing operations                (275,198)      (195,315)     (177,977)

Discontinued operations (Note K)
  Gain on disposal of oil and gas properties             200,793             -             -

    Net loss                                         $   (74,405)  $  (195,315)  $  (177,977)

    Net loss from continuing operations
     per common share                                $      (.04)  $      (651)  $      (593)

    Net gain from discontinued operations
     per common share                                $       .03   $         -   $         -

    Net loss per common share                        $      (.01)  $      (651)  $      (593)

    Weighted average shares outstanding (Note B)       6,549,154           300           300





        The accompanying notes are an integral part of these statements

                                       F4

                               Tyrex Oil Company
                 Statements of Changes in Stockholders' Equity
              For the Period January 1, 1997 through June 30, 1997
                 and the Years Ended December 31, 1996 and 1995
                                                                       Additional    Retained       Total
                                      # Common     Common    Treasury    Paid-In     (Deficit)  Stockholders'
                                       Shares       Stock     Stock      Capital     Earnings       Equity

Balance, December 31, 1994                   300 $  30,000 $        - $         -  $   796,425 $       826,425

Net loss for the year ended
 December 31, 1995                             -         -          -           -     (177,977)       (177,977)

Dividends declared                             -         -          -           -     (214,555)       (214,555)

Balance, December 31, 1995                   300    30,000          -           -      403,893         433,893

Net loss for the year ended
 December 31, 1996                             -         -          -           -     (195,315)       (195,315)

Dividends declared                             -         -          -           -      (95,612)        (95,612)

Balance, December 31, 1996                   300    30,000          -           -      112,966         142,966

Stock of 3Si acquired by Tyrex              (300)  (30,000)         -           -            -         (30,000)

Stock of Tyrex outstanding prior
 to the merger with 3Si               10,960,091   109,601          -           -            -         109,601

Stock of Tyrex issued to 3Si
 stockholders                         28,333,333   283,333          -           -            -         283,333

Treasury stock of Tyrex prior
 to the merger                                 -         -     (5,987)          -            -          (5,987)

Additional paid-in capital
 of Tyrex                                      -         -          -   2,322,902            -       2,322,902

Net loss for the period ended
 June 30, 1997                                 -         -          -           -      (74,405)        (74,405)

Dividends declared by 3Si prior to
 the merger with Tyrex                         -         -          -           -      (39,838)        (39,838)

Balance June 30, 1997                 39,293,424 $ 392,934 $   (5,987)$ 2,322,902  $    (1,277)$     2,708,572













        The accompanying notes are an integral part of these statements


                                       F5

                               Tyrex Oil Company
                     Statements of Cash Flows (Page 1 of 2)
              For the Period January 1, 1997 through June 30, 1997
                 and the Years Ended December 31, 1996 and 1995
                                                         1997          1996          1995

Operating activities:
  Net loss                                           $   (74,405)  $  (195,315)  $  (177,977)
  Reconciling adjustments:
   Depreciation and amortization                          51,025        91,765        50,931
   Gain on sale of oil and gas properties               (536,700)            -             -
   Loss on disposition of furniture and fixtures               -         2,621             -
    Change in operating assets and liabilities:
     Accounts receivable                               1,378,006      (426,212)   (1,336,096)
     Inventory                                          (357,264)      138,981      (238,367)
     Other assets                                         37,211       (50,389)      (19,128)
     Accounts payable                                 (1,010,200)      723,027     1,218,541
     Other liabilities                                   107,043      (108,211)      103,188

    Total adjustments                                   (330,879)      371,582      (220,931)

    Net cash (used for) provided by
     operating activities                               (405,284)      176,267      (398,908)

Investing activities:
  Proceeds from sale of oil and gas properties         1,342,184             -             -
  Deposits on equipment purchases                              -             -         3,250
  Purchases of equipment                                 (41,414)     (129,088)     (173,415)
  Costs of merger                                        (48,924)            -             -
  Payment of royalty agreement                          (625,000)            -             -
  Cash acquired in merger                              1,887,653             -             -

    Net cash provided by (used for)
     investing activities                              2,514,499      (129,088)     (170,165)











        The accompanying notes are an integral part of these statements

                                       F6

                               Tyrex Oil Company
                     Statements of Cash Flows (Page 2 of 2)
              For the Period January 1, 1997 through June 30, 1997
                 and the Years Ended December 31, 1996 and 1995
                                                         1997          1996          1995

Financing activities:
  Proceeds from note payable                         $   499,783   $         -   $         -
  Payments on long term debt                                   -       (21,026)       (1,517)
  Revolving line of credit, net                                -      (175,000)    1,050,000
  Payments on notes payable and capital leases          (421,065)            -             -
  Repayments to (advances from) owners                    23,884        53,487       (80,231)
  Dividends paid, prior to merger                        (39,838)      (95,612)     (214,555)
    Net cash provided by (used for)
     financing activities                                 62,764      (238,151)      753,697

Net change in cash and cash equivalents                2,171,979      (190,972)      184,624
Cash and cash equivalents at beginning of period          47,166       238,138        53,514

Cash and cash equivalents at end of period           $ 2,219,145   $    47,166   $   238,138


Summary of noncash investing and financing activity:

To complete the merger of Tyrex and 3Si, Tyrex issued 28,333,333 of its $.01 par value common shares to the three owners of 3Si. These shares were issued based on the value of the outstanding shares of Tyrex on May 28, 1997. In connection with the merger, the following assets and liabilities were acquired:

Cash                                         $ 1,887,653
Oil and gas properties                         1,001,867
Other assets                                     192,647
Liabilities                                     (353,394)

Fair market value of stock issued            $ 2,728,773


See Note G for capital lease disclosures.

See Note K for noncash activities related to the sale of Tyrex's oil and gas properties.

Interest paid                                $    93,794   $   176,774   $    81,531








        The accompanying notes are an integral part of these statements

                                       F7

                               Tyrex Oil Company
                         Notes to Financial Statements
                                 June 30, 1997


Note A - Organization

On May 28, 1997 Tyrex Oil Company ("Tyrex") acquired 100% of the common stock of Kimbrough Computer Sales, Inc. d/b/a 3Si Incorporated ("3Si"). Under the terms of the merger, 3Si is a wholly owned subsidiary of Tyrex.

The merger is accounted for as a purchase of Tyrex by 3Si, since the merger resulted in 72% of the outstanding stock of Tyrex being held by the 3Si stockholders.

The financial statements for the period ended June 30, 1997 contain the results of operations of 3Si for the six months ended June 30, 1997, and the results of operations of Tyrex from the date of acquisition (May 28, 1997) through June 30, 1997. The financial statements for the years ended December 31, 1996 and 1995 include the results of operations for 3Si only. On May 30, 1997 Tyrex sold all of its oil and gas properties. The gain on the disposal of Tyrex's oil and gas properties is included in the financial statements as discontinued operations. All intercompany balances and transactions have been eliminated in the financial statements.

Tyrex was organized in Wyoming in 1979 and was engaged in oil and gas exploration and development. There are no oil and gas activities included in these financial statements.

3Si was incorporated in Colorado in 1979 and operates one business segment, providing services as a systems integrator focusing on internet security services, distributing and reselling computer hardware and software, providing maintenance service on computers, and consulting and training services.

The principal markets for 3Si's sales and services have been the U.S. Postal Service and large corporations located in Colorado and New Mexico. 3Si is concentrating on expanding its sales base throughout the United States. The corporate offices are located in Englewood, Colorado. 3Si also maintains offices in Albuquerque, New Mexico; Raleigh, North Carolina; and Colorado Springs, Colorado. 3Si obtains substantial hardware from two vendors, but this hardware can be readily obtained from other sources.

In April 1996, 3Si entered into an sub-contract agreement to provide information systems support to the U.S. Postal Service. Revenues for the six months ended June 30, 1997 were approximately $2 million. Revenues for the nine months that 3Si operated under the agreement in 1996 were approximately $1.8 million.









                                       F8

                         Notes to Financial Statements


Note B - Summary of Accounting Policies

Use of Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At June 30, 1997, the Company maintained cash balances of approximately $1,913,000 in excess of the amount insured by the Federal Deposit Insurance Corporation.

Inventory
Inventory is stated at lower of cost (weighted average method) or market and consists of computer system components and service parts.

Depreciation and Amortization
Depreciation and amortization have been provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives using straight-line and accelerated methods. Equipment acquired under capital leases is amortized on a straight-line basis over the lease period.

Advertising Costs
Advertising costs are charged to operations as incurred. Advertising expense for the period ended June 30, 1997 was $19,750. For the years ended December 31, 1996 and 1995, advertising expense was $37,534 and $29,167, respectively.

Loss Per Share
Net loss per share is computed on the basis of the weighted average number of common stock shares only, as shares subject to warrants and stock options would have an anti-dilutive effect. The weighted average number of shares for the years ended December 31, 1996 and 1995 are calculated using the 300 outstanding shares of 3Si only. For the period ended June 30, 1997, the weighted average number of shares is based on 300 shares of 3Si being outstanding for five months and 39,293,424 shares of Tyrex being outstanding for one month.

Comparability of Financial Statements
Certain items from the December 31, 1996 and 1995 financial statements have been reclassified in order to make them comparable to the June 30, 1997 financial statements. There is no effect on net loss.




                                       F9

                         Notes to Financial Statements

Fair Value of Financial Instruments
Estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

                                          1997                        1996

                                 Carrying        Fair        Carrying        Fair
                                  Amount        Value         Amount        Value
Cash and cash equivalents      $ 2,219,145   $ 2,219,145   $    47,166   $    47,166

Notes payable                   (1,264,271)   (1,264,271)            -             -

Capital lease obligations          (87,237)      (87,237)      (97,789)      (97,789)

The carrying amount approximates fair value of cash and cash equivalents. The fair value of debt is based on current rates at which the Company could borrow funds with similar remaining maturities. The carrying amounts approximate fair value.

Costs and Expense Applicable to Sales and Revenues
Costs of contract labor associated with service revenue is shown separately in the statement of operations. Other costs associated with service revenue are included with selling and administrative expenses as the nature of these costs make it impractical to separate them from selling and administrative expenses.

Note C - Business Combinations

On May 28, 1997, Tyrex acquired 3Si in a reverse merger. Tyrex issued 28,333,333 of its $.01 par value common shares to the three owners of 3Si for 100% of the outstanding stock of 3Si. These shares were issued based on the value of the outstanding shares of Tyrex on May 28, 1997. The fair value of Tyrex's outstanding shares was determined to be $2,728,773. The excess of the net assets of Tyrex over the value of the shares was allocated to Tyrex's oil and gas properties.

Tyrex also paid $625,000 to satisfy a License and Royalty agreement with 3Si's former stockholders. (See Note G) This payment has been capitalized as an intangible asset and is being amortized using the straight-line method over 20 years.










                                      F10

                         Notes to Financial Statements

The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1996.

                                       1997                       1996

Net sales                            $ 9,976,536            $ 19,007,245

Loss from continuing operations      $  (275,198)           $   (195,315)

Income from discontinued operations  $   436,915            $     55,743

Net income (loss)                    $   161,717            $   (139,572)

Earnings per share
  Primary
    Loss from continuing operations  $     (.01)            $        -

    Income from discontinued
       operations                    $      .01             $        -

    Net (loss)                       $       -               $       -


The above amounts reflect adjustments for revaluation of the basis of the oil and gas properties sold.


Note D - Accounts Receivable
                                             1997                  1996

Trade receivables                          $3,379,430            $4,552,908
Allowance for doubtful accounts               (45,000)              (15,000)

Net                                        $3,334,430            $4,537,908

At June 30, 1997 approximately 48% of trade receivables were owed by nine customers. Generally, the Company does not require collateral or other security to support customer receivables.








                                      F11

                         Notes to Financial Statements



Note E - Revolving Line of Credit

The bank revolving line of credit expired April 7, 1997. The weighted average interest rate for the period ended December 31, 1996 was 10.87%. The weighted average interest rate for the period January 1, 1997 through April 7, 1997 was 11.57%.


Note F - Notes Payable
                                                        1997           1996
                                                     ---------      ---------
Note payable to a bank with monthly payments of
$80,000 plus interest at 2.5% over prime rate,
due September 2, 1997; collateralized by
substantially all assets of 3Si and guaranteed
by the three officers of 3Si.  The note contains
restrictions relating to incurring additional
debt and maintaining certain financial ratios.
The weighted average interest rate for this
note payable from April 8, 1997 through June
30, 1997 was 11.50%.                              $  946,285    $         -

Note payable to a financing company with weekly
payments of $10,970 including interest at 9.5%,
due February, 1998.  This note is unsecured.         317,986              -
                                                 -----------    -----------

                                                  $1,264,271   $          -
                                                  ==========    ===========

On September 30, 1997, the note payable to the bank was replaced by an account receivable facility with a financing company. The terms of this facility provide for the Company to borrow up to $2,000,000, subject to a limitation of 85% of the Company's net eligible account receivable balance. Interest is at the prime rate, and the facility is due October 1, 1998, but may be renewed for additional one year periods. The facility is collateralized by substantially all assets of the Company, and contains restrictions relating to incurring additional debt or issuing additional security interests and altering the Company's structure.


Note G - Commitments

Leases

The Company currently has operating leases for office space in Englewood and Colorado Springs, Colorado and Albuquerque, New Mexico. The rent expense is net of a sublease in the Englewood office of $23,500 and $27,000 for the period ended June 30, 1997, and the year ended December 31, 1996, respectively.

Rent expense was $53,137 for the period ended June 30, 1997 and $124,440 and $136,055 for the years ended December 31, 1996 and 1995, respectively.



                                      F12

                         Notes to Financial Statements

During December, 1995, 3Si acquired $120,332 of furniture and fixtures under a capital lease. Accumulated amortization is $38,105 at June 30, 1997, and $26,072 at December 31, 1996.

                                    Capital         Capital        Operating
                                     Lease           Lease           Leases
                                    Minimum           Debt          Minimum
                                    Payment         Maturity        Payment

June 30, 1998                    $      31,324   $      22,734   $     151,847
June 30, 1999                           31,324          25,570         140,966
June 30, 2000                           31,324          28,500         133,062
June 30, 2001                           10,442          10,432         133,062
June 30, 2002                                -               -          30,768
                                 $     104,414          87,236   $     589,705

  Less current portion                                 (22,734)

  Long term debt                                 $      64,502


Royalties

3Si executed a License and Royalty Agreement effective August 1, 1993 with former stockholders of 3Si. Under the terms of the agreement, 3Si was obligated to pay 1.5% of gross revenues as a royalty expense to the former stockholders through July, 1999. As a condition of the agreement with the former stockholders, dividends payable to the new stockholders had been limited. As part of the merger, Tyrex satisfied this royalty agreement for a payment of $625,000. The buy out of this agreement is recorded as an intangible asset and is being amortized using the straight-line method over twenty years.

Employment Agreements

The Company entered into separate employment agreements with each of the co-owners of 3Si -Fred Slack, Frank Backes and Larry Valdez. Pursuant to the agreements, the Company will compensate each of the individuals $110,000 in fiscal 1998. The individuals are eligible for increases in their annual compensation subject to the profitability of the Company. The agreements expire May 31, 2000 unless terminated for cause by 3Si or early termination by the individual with 90 days written notice.









                                      F13

                         Notes to Financial Statements



Note H - Profit Sharing Plan

3Si established a 401(k) profit-sharing plan covering substantially all employees during the year ended December 31, 1995. Company contributions are at the discretion of the Board of Directors. For the period ended June 30, 1997 and the years ended December 31, 1996 and 1995, no contributions were made to the plan.

Note I - Stock Options and Warrants

Tyrex has a stock option plan whereby 750,000 shares of common stock were reserved for issuance to employees. On January 18, 1997, prior to the merger with 3Si, options for 469,000 shares were granted. These options are fully vested and expire January 18, 1999 or within 90 days of employee's termination. The option price is equal to 50% of the market value of the common stock on the date of grant. These options are recorded in accordance with FASB Statement 123, "Accounting for Stock Based Compensation" using the quoted market value of Tyrex's common stock. No compensation expense related to these options is recorded in these financial statements.

Tyrex's stock option plan contains a provision that in the event Tyrex merges with another corporation the provisions of the stock option plan are binding upon the new corporation.

The plan also contains a provision that in the event of an increase or decrease in the number of shares of capital stock of Tyrex, there will be a proportionate and equitable adjustment to the terms of the outstanding options with respect to the amount and class of stock remaining subject to option, and the purchase price to be paid for the stock. At June 30, 1997, the effects of this provision on the outstanding options and the stock purchase price has not been determined.

Changes in the status of options outstanding under the plan for the period from May 29, 1997 to June 30, 1997 are as follows:

Beginning of period, May 29, 1997         469,000
Granted                                       -
Terminated                                    -

End of period, June 30, 1997              469,000

Option price                            $     .14

On May 28, 1997, Tyrex granted warrants to purchase 750,000 shares of the Company's common stock at a price of $.30 per share. These warrants become exercisable 90 days after May 28, 1997 and are effective for two years from that date.





                                      F14

                         Notes to Financial Statements



Note J - Income Taxes

The Company will file a consolidated federal income tax return for the twelve months ended June 30, 1997. This return will contain twelve months of operations for Tyrex and one month of operations, subsequent to the merger, for 3Si. Prior to the merger, 3Si was organized as an S corporation. All earnings were passed through to the 3Si stockholders and taxed on their individual tax returns.

The merger of Tyrex and 3Si was accomplished through a tax-free reorganization.

The Company's deferred tax asset is compromised of the following at June 30, 1997.

Related to net operating loss carryforward
  generated by 3Si for the one month ended
  June 30, 1997                                   $ 21,000

    Valuation allowance                            (21,000)

      Net deferred tax asset                      $    -

The Company has available at June 30, 1997, an unused net operating loss carryforward of $97,000 expiring June 30, 2012.

For the year ended June 30, 1997, Tyrex had approximately $3,390,000 of operating loss carryforwards available. These loss carryforwards will be applied to taxable income generated from Tyrex's operations and the sale of its oil and gas properties. None of these prior Tyrex net operating losses are available in future years.

A reconciliation of income tax at the statutory rate to the Company's effective rate for the year ended June 30, 1997 is as follows:

Computed at the expected statutory rate               34 %

Effect of net operating loss carryforward
  and valuation allowance                            (34)%

Effective income tax rate                              0 %




                                      F15

                         Notes to Financial Statements



Note K - Discontinued Operations

On May 30, 1997 Tyrex sold all of its oil and gas properties and discontinued all of its oil and gas operating activities. The selling price was $1,803,257. After adjusting for revenues received and expenses paid, net cash received was $1,563,258. A deposit of $180,325 was received in a prior period. At June 30, 1997, $40,749 was recorded as an account receivable. These oil and gas operations were conducted by Tyrex Oil Company prior to the merger with 3Si. No discontinued operations are included in the December 31, 1996 and 1995 financial statements which reflect only the operations of 3Si. Tyrex incurred costs of $116,633, including payroll taxes, to provide severance pay for three employees associated with the oil and gas operations. This amount has been recorded an accrued liability at June 30, 1997, and included in the direct costs associated with the disposition of the oil and gas properties.

There is no tax effect from the sale of the oil and gas properties as Tyrex has sufficient net operating loss carryforwards to offset any taxable gain on the sale.
The gain from discontinued operations consists of the following:

  Gain on sale of oil and gas properties                $536,700

  Direct cost associated with disposition of
    oil and gas properties, including severance
    package and merger costs incurred by Tyrex          (335,907)

  Gain on sale of discontinued operations               $200,793


Note L - Related Party Transactions

Amounts due from a 3Si stockholder were $2,862 and $26,744 at June 30, 1997 and December 31, 1996, respectively. These amounts are included in accounts receivable - trade and other current assets.

Amounts due to two officers of Tyrex under a severance pay agreement are $89,198 at June 30, 1997. These amounts are included in accrued liabilities.

See Note G regarding employment agreements with three officers.

The sale of the oil and gas properties was made, in part, to a related party; 10% of the interest in these properties was sold to an officer of the corporation. The terms of the sale to the officer did not differ from the terms of the sale to unrelated third parties.





                                      F16

                               TYREX OIL COMPANY

                              FINANCIAL STATEMENTS

                                  MAY 28, 1997

                    HOCKER, LOVELETT, HARGENS & SKOGEN, P.C.
                          Certified Public Accountants



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Stockholders and Board of Directors
Tyrex Oil Company

We have audited the balance sheets of Tyrex Oil Company as of May 28, 1997 and June 30, 1996 and the related statements of operations, stockholders' equity, and cash flows for the period July 1, 1996 through May 28, 1997 and the years ended June 30, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tyrex Oil Company as of May 28, 1997 and June 30, 1996, and the results of its operations and its cash flows for the period July 1, 1996 through May 28, 1997 and the years ended June 30, 1996 and 1995, in conformity with generally accepted accounting principles.


                                     /S/Hocker, Lovelett, Hargens & Skogen, P.C.

Casper, Wyoming
July 18, 1997


                               TYREX OIL COMPANY
                                 BALANCE SHEETS
                         MAY 28, 1997 AND JUNE 30, 1996
                                                                      1997            1996

   ASSETS
CURRENT ASSETS
  Cash and cash equivalents - Note 11                             $   1,882,653   $     478,195
  Certificates of Deposit                                                 5,000         105,000
  Accounts receivable                                                   155,609         154,842
  Prepaid costs                                                          34,139             862
  Deferred tax asset - Note 7                                            90,000              -

     Total                                                            2,167,401         738,899

OTHER ASSETS
  Investment                                                      -          -           89,109
  Other                                                           -          -            6,777

     Total                                                        -          -           95,886

PROPERTY AND EQUIPMENT, at cost - Notes 3 and 8
  Oil and gas properties using successful efforts method,
   net of accumulated depreciation and depletion of
   $2,671,902 in 1997 and $2,792,301 in 1996                          1,134,884       1,994,961
  Less: impairment allowance                                            (33,742)        (40,603)

                                                                      1,101,142       1,954,358
  Other equipment, net of accumulated depreciation
   of $60,953 in 1997 and $64,137 in 1996                                 2,899           5,944

     Total                                                            1,104,041       1,960,302

     Total                                                        $   3,271,442   $   2,795,087

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                $     100,315   $      68,775
  Deposit payable                                                       180,325   -          -
  Accrued expenses                                                       72,183          64,144
  Lease payable - Note 12                                                   571           2,486
  Current portion of debt - Note 10                               -          -           43,107

     Total                                                              353,394         178,512

DEFERRED COMPENSATION - Note 5                                    -          -           32,491

LONG-TERM DEBT - Note 10                                          -          -          154,001

     Total                                                              353,394         365,004

STOCKHOLDERS' EQUITY - Note 5
  Common stock, $.01 par value; authorized -
   50,000,000 shares; issued and outstanding - 10,960,091
   shares in 1997 and 1996                                              109,601         109,601
  Additional paid-in capital                                          5,460,910       5,396,910
  Retained (deficit)                                                 (2,646,476)     (3,070,441)

     Total                                                            2,924,035       2,436,070
  Less: Treasury stock, at cost, 45,000 shares in  1997 and 1996         (5,987)         (5,987)

                                                                      2,918,048       2,430,083

     Total                                                        $   3,271,442   $   2,795,087


See accompanying notes to financial statements.

                                      F17

                               TYREX OIL COMPANY
                            STATEMENTS OF OPERATIONS
                FOR THE PERIOD JULY 1, 1996 THROUGH MAY 28, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995
                                                       1997          1996          1995
REVENUES
  Oil and gas sales - Note 4                       $ 1,422,016   $ 1,330,128   $ 1,410,917
  Sales of oil and gas properties                      660,325         6,903       453,100
  Sale of investments                                  100,377         7,232        16,426
  Sale of other equipment                                  930           500            -
  Interest                                              50,652         5,110        10,460
  Coal                                                  17,530        28,363        51,960
  Other, primarily operating fees                       83,398       124,526       110,575

     Total                                           2,335,228     1,502,762     2,053,438

COSTS AND EXPENSES
  Oil and gas production                               574,243       697,998       600,134
  Production taxes                                     149,895       134,339       169,347
  Cost of oil and gas properties sold                  637,083         7,894       254,679
  Cost of investments sold                              88,437        13,703        11,526
  Cost of other equipment sold                             461            14            -
  Exploration                                           51,599       123,100       196,132
  Depreciation, depletion and valuation allowance      177,375       361,581       308,851
  Interest                                               6,365        20,590        38,346
  General and administrative - Notes 5 and 6           315,805       299,755       330,525

     Total                                           2,001,263     1,658,974     1,909,540

INCOME (LOSS) BEFORE INCOME TAXES                      333,965      (156,212)      143,898

INCOME TAX EXPENSE (CREDITS) - Note 7
  Current                                                   -             -             -
  Deferred                                             (90,000)           -             -

                                                       (90,000)           -             -

NET INCOME (LOSS)                                  $   423,965   $  (156,212)  $   143,898

DIVIDENDS PER SHARE                                $        -    $        -    $        -

INCOME (LOSS) PER COMMON AND COMMON
 EQUIVALENT SHARE                                  $       .04   $      (.01)  $       .01

WEIGHTED AVERAGE SHARES OUTSTANDING                 11,166,451    10,897,707    10,795,091





See accompanying notes to financial statements.





                                      F18

                               TYREX OIL COMPANY
                       STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE PERIOD JULY 1, 1996 THROUGH MAY 28, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995
                                                   Additional                      Total          Stock-
                         Common         Stock      Treasury       Paid - In      Retained        holders'
                         Shares         Amount        Stock        Capital       (Deficit)        Equity

Balance June 30,
 1994                   10,795,091   $  107,951   $        -    $ 5,385,669   $   (3,058,127)  $ 2,435,493

Purchases of
 25,000 shares
 treasury stock                 -            -         (3,352)           -                -         (3,352)

Net income for the
 year ended June 30,
 1995                           -            -             -             -           143,898       143,898

Balance June 30,
 1995                   10,795,091      107,951        (3,352)    5,385,669       (2,914,229)    2,576,039

Purchases of
 20,000 shares
 treasury stock                 -            -         (2,635)           -                -         (2,635)

Stock bonuses              165,000        1,650            -         11,241               -         12,891

Net loss for the
 year ended June 30,
 1996                            -           -             -             -          (156,212)     (156,212)

Balance June 30,
 1996                   10,960,091      109,601        (5,987)    5,396,910       (3,070,441)    2,430,083

Compensation
 associated with
 stock options                  -            -             -         64,000              -          64,000

Net income for the
 period July 1, 1996
 through May 28,
 1997                           -            -             -             -           423,965       423,965

Balance May 28,
 1997                   10,960,091   $  109,601   $    (5,987)  $ 5,460,910   $   (2,646,476)  $ 2,918,048




See accompanying notes to financial statements.





                                      F19

                               TYREX OIL COMPANY
                            STATEMENTS OF CASH FLOWS
                FOR THE PERIOD JULY 1, 1996 THROUGH MAY 28, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995
                                                              1997          1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ( loss)                                      $   423,965   $  (156,212)  $   143,898
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and depletion                                 177,375       361,581       308,851
   Sales of properties                                       (661,254)      (14,635)     (469,526)
   Costs of properties disposed                               637,544        21,611       266,205
   Investment of revenue reinvested                                 -       (28,363)            -
   Stock options                                               31,509             -             -
   Gain on sale of investment                                 (11,940)            -             -
   Deferred tax adjustments                                   (90,000)            -             -
   (Increase) Decrease in:
    Interest receivable                                             -         5,138        (2,189)
    Accounts receivable                                          (767)      (31,446)       76,473
    Prepaid costs                                             (33,277)          948        (1,810)
   (Decrease) Increase in:
    Accounts payable and accrued expenses                      39,579       (17,606)      (15,213)
    Leases payable                                                  -             -         4,268
    Deferred compensation                                           -         6,031         8,820
    Surrendered leases                                         41,409       100,434       143,122

     Total adjustments                                        130,178       403,693       319,001

     Net Cash Provided by Operating Activities                554,143       247,481       462,899

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of properties                           661,255         7,403       453,100
  Deposit received on sale of properties                      180,325             -             -
  Purchases of properties                                         (68)      (67,871)     (208,691)
  Proceed from sale of investments                            100,377         7,232        16,426
  Purchase of investments                                           -       (17,171)      (12,655)
  Investment income                                             7,449        28,363             -
  Certificates of deposit and treasury bills (purchased)
   redeemed                                                   100,000      (100,000)            -

     Net cash provided by (used in) investing activities    1,049,338      (142,044)      248,180

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                          -       125,000             -
  Repayments on borrowings and leases                        (199,023)      (92,879)     (578,021)
  Purchase of treasury stock                                        -        (2,635)       (3,352)
  Issuance of common stock                                          -        12,891             -

     Net cash provided by (used in) financing activities     (199,023)       42,377      (581,373)

NET INCREASE IN CASH AND CASH EQUIVALENTS                   1,404,458       147,814       129,706

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                            478,195       330,381       200,675

CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                              $ 1,882,653   $   478,195   $   330,381



See accompanying notes to financial statements.

                                      F20

                               TYREX  OIL COMPANY
                         NOTES TO FINANCIAL STATEMENTS



1.    Significant Accounting Policies:

      a.General - The Company was organized November 8, 1979, and is engaged in oil and gas exploration and development within the Rocky Mountain region of the United States. Its sales are primarily to other energy oriented companies with payment terms normally being upon transfer of ownership or within thirty days.

      b.Cash and Cash Equivalents - For purposes of the Statement  of Cash
        Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      c.Oil and Gas Properties - The Company follows the successful efforts method of accounting for its oil and gas activities. Under this accounting method, costs associated with the acquisition, drilling, and equipping of successful exploratory and development wells are capitalized. Geological and geophysical costs, delay rentals, and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Depletion and depreciation of the capitalized costs for producing oil and gas properties are provided by the unit-of-production method based on proved oil and gas reserves.

      d.Other Equipment - Leasehold improvements, processing equipment, office equipment and furniture are depreciated by the straight-line and accelerated methods over estimated useful lives of three to seven years.

      e.Income Taxes - Deferred income taxes are provided for the tax effect of timing differences arising from certain costs and expenses which are recognized in different periods for income tax and financial reporting purposes. For additional information regarding income taxes, see Note 7 to the financial statements.

      f.Income (Loss) Per Share - Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the period. Net loss per share is computed on the basis of the weighted average number of common stock shares only as shares subject to warrants and stock options would have an antidilutive effect.

      g.Bad Debts - The direct write off method of accounting for uncollectible accounts receivable is utilized whereby an account is written off only when determined to be uncollectible. The results of this method do not vary materially from the preferred method.

      h.Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F21

2.   Subsequent and Significant Events

     Subsequent to May 28, 1997, the Company entered into an Agreement and Plan of Reorganization and Transition Agreement whereby it was acquired by Kimbrough Computer Sales, Inc. d/b/a 3SI, Inc. in a reverse triangular merger. The merger is to be accounted for under the purchase method. Tyrex issued 28,333,333 shares of common stock to the three 3SI shareholders. Also, as part of the transaction, the Registrant was required to buyout the royalty agreement from the predecessor 3SI shareholders. Tyrex remains the registrant and 3SI will be a wholly owned subsidiary of the Registrant.

     As part of the merger and transition agreement, Tyrex Oil Company was to completely divest itself of its oil and gas properties and discontinue all of its oil and gas operating activities. The proposed sale of all oil and gas properties was also consummated subsequent to May 28,1997 and subsequent to the merger. The properties were sold for a purchase price of $1,803,257. For allocation of operating revenue and expense purposes, the sale was effective January 1, 1997. Thus, after closing the sale on May 30, 1997, Tyrex paid to the purchaser $239,999 for revenue received in excess of expenses paid from January 1, 1997 through the June, 1997 closing. Title to the properties did not pass and the risk of loss did not pass until such time as the Agreement was closed, therefore, in accordance with generally accepted accounting principles, the operating revenue and expenses are properly reflected in the May 28, 1997 financial statements. The President of the Company, in association with outside parties, purchased a 10% interest in the oil and gas properties.

     As a result of the merger and asset sale, in future consolidated financial statements, the results from operations of oil and gas activities will be reflected as discontinued operations. The merger and transition agreement also provides a severance package for Tyrex's current employees. The estimated liability to the Company is $120,000 to be reflected in the June 30, 1997 consolidated financial statements with the sale of the oil and gas properties.

     Also, as a result of the merger, subsequent to May 28, 1997, Tyrex will file a consolidated tax return with 3SI.









                                      F22

     Condensed proforma financial statement for Tyrex Oil Company as of and for the 32 day period ended June 30, 1997 is as follows:

          BALANCE SHEET
  Assets
Cash and short-term investments                          $  1,969,042
Accounts receivable                                            59,020
Furniture and fixtures                                          2,665
Investment in subsidiary                                      400,000
Intangible asset - royalty                                    622,396

    Total Assets                                         $  3,053,123

  Liabilities and Stockholders' Equity
Liabilities
  Accounts payable                                       $      6,924
  Accrued expenses                                            116,633

    Total Liabilities                                         123,557

Stockholders' Equity
  Common stock                                                392,934
  Additional paid-in capital                                4,988,302
  Retained (deficit)                                       (2,445,683)

    Total                                                   2,935,553
  Less: Treasury Stock                                         (5,987)

    Total Stockholders' Equity                              2,929,566

    Total Liabilities and Stockholders' Equity           $  3,053,123

          INCOME STATEMENT
Revenues                                                 $      1,757
  Interest income

INCOME FROM CONTINUING OPERATIONS                               1,757

INCOME FROM DISCONTINUED OPERATIONS                           199,036

NET INCOME                                               $    200,793


                                      F23

3.   Impaired Oil and Gas Properties

     The Company provides an allowance for impaired value of undeveloped and developed properties on an annual basis. An impairment allowance has been provided for one producing property at May 28, 1997 and two producing properties at June 30, 1996. The impairment was provided due to the fact that net future estimated revenues are not expected to be great enough to offset the costs that the Company has in the properties. The impairment loss originated in 1995 and is included in exploration costs on the Statement of Operations for the year ended June 30, 1995.

4.   Major Customers

     Certain customers who accounted individually for more than 10% of the Company's oil and gas sales are as follows:

                            1997        1996        1995
Company A                $ 592,382   $ 548,778   $ 558,371
Company B                  361,030     440,535     451,785
Company C                       -      144,745     147,345

5.   Employees' Incentive Stock Option Plan

     Under an employees' incentive stock option plan approved by the stockholders in December, 1991, 750,000 shares of common stock were authorized and reserved for issuance to employees. Options granted under this plan expire five years from the date of grant. The option price was equal to 50% of the market value of the common stock on the date of grant. Non-cash compensation to employees in fiscal years 1995-96 and 1994-95 was recognized in the amount of $8,148 and $8,820 per year, respectively, due to vested options. There were four options outstanding which would have expired if not exercised on or before January 17, 1997.

     On January 18, 1997, the Board of Directors granted new options, substantially equal to the previous options, which will expire if not exercised on or before January 18, 1999. The new options were recorded in accordance with FASB Statement 123, "Accounting for Stock Based Compensation" using the current fair value of Tyrex common stock ($.27 per share).




                                         F24

     Changes in the status of options outstanding under the plan for the periods ended May 28, 1997 and June 30, 1996 and 1995, are as follows:

                                     Shares

                           1997        1996        1995
Beginning of year         582,000     630,000     630,000
Granted                   469,000           -           -
Terminated               (582,000)    (48,000)          -
End of year               469,000     582,000     630,000
Option Price            $     .14   $     .14   $     .14

     The Company also granted 165,000 shares in stock bonuses during the year ended June 30, 1996 for which $12,891 is recognized as compensation in the Statement of Operations for that period.

6.   Related Party Transactions and Rents

     The Company rents office space on a month-to-month basis. The Company paid $10,602 during the period ended May 28, 1997 for its current space. Previously, the Company rented a portion of its office facilities from an officer-director. The rental agreement ended August, 1996. Payments to this individual were $1,713, $10,278, and $10,278 for the periods ended May 28, 1997 and June 30, 1996 and 1995, respectively.


7.   Income Taxes

     The Company follows FASB Statement 109, "Accounting for Income Taxes," (SFAS 109) which applies an asset and liability approach requiring the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recorded in the financial statements and tax returns. Income tax at the statutory rate is reconciled to the Company's actual income tax (benefit) expense at 15% for the periods ended May 28, 1997 and June 30, 1996 and 1995. The Company has no foreign, state or other income taxes.

     All of the Company's earnings are within the United States.

                            1997        1996        1995
Income Tax (Credits)
  Current                $       -   $       -   $       -
  Deferred                 (90,000)          -           -

     Total               $ (90,000)  $       -   $       -

                                      F25

     Deferred tax liabilities (assets) are comprised of the following at:

                                       May 28,             June 30,
Tax effects of temporary differences     1997          1996          1995
1st year federal lease rentals       $    61,887   $    61,887   $    61,887
Intangible drilling costs                 99,288       184,771       184,771
Lease impairments                          5,061         6,090         6,090

     Total deferred tax liabilities      166,236       252,748       252,748

Depletion of intangible drilling         (79,942)     (152,804)     (140,458)
 costs
Cost of lease surrendered                (36,873)      (36,873)      (36,873)
Depreciation                              (2,670)       (2,670)       (2,670)
Other assets                             (13,799)      (13,799)      (14,436)
Stock options                            (19,500)            -             -
Net operating loss carryforwards        (449,831)     (535,928)     (524,959)

     Total deferred tax assets          (602,615)     (742,074)     (719,396)

Valuation allowances                     346,379       489,326       466,648

     Net deferred tax assets         $    90,000   $         -   $         -


     As discussed in Note #2 on subsequent events, the Company sold its oil and gas properties at a taxable gain of $650,000. Therefore, under the definitions in SFAS 109, it is considered more likely than not that the $90,000 net deferred tax asset at May 28, 1997 will be recognized.

     At May 28, 1997, the Company had unused deductions and credits which may be applied against future taxable income and which expire as follows:

             Percent-
               age           Net
            Depletion     Operating
   Year     in Excess        Loss        Invest-
  Ending     of Cost        Carry-       ment Tax
 June 30,   Depletion      forward        Credit
   1998    $         -   $ 1,131,777   $         -
   1999              -             -         1,641
   2000              -             -         3,397
   2000              -       770,086           890
   2001              -        76,105             -
   2003              -       170,572             -
   2004              -       218,090             -
   2005              -       142,283             -
   2007              -       184,962             -
   2008              -       648,866             -
   2011              -        47,854             -
Indefinite     209,675             -             -

                                      F26

7.   Income Taxes (Continued)

     In the opinion of management, very immaterial differences exist between the net operating loss carryforwards available for tax purposes and financial reporting purposes.


8.   Oil and Gas Producing Activities

     Capitalized costs relating to oil and gas producing activities are as follows as of:

                                  May 28,                 June 30,
                                    1997            1996            1995
Undeveloped properties         $      80,363   $     452,164   $     550,012
Developed properties               3,726,423       4,335,098       4,285,955

   Total                           3,806,786       4,787,262       4,835,967
Accumulated depreciation and
 depletion                        (2,671,902)     (2,792,301)     (2,443,458)

   Net                         $   1,134,884   $   1,994,961   $   2,392,509




     Costs incurred in oil and gas property acquisitions, exploration, and development activities for the periods ended (all located in the United States) are as follows:

                                  May 28,                 June 30,
                                    1997            1996            1995

Property acquisition:
  Proved                       $          68   $      55,342   $      37,171
  Unproved                               -             7,629          60,448
Exploration                           51,599         123,100         196,132
Development                              -             5,223         108,319

   Total                       $      51,667   $     191,294   $     402,070




                                         F27

     Reserve quantity information (unaudited) for the periods ended (all located in the United States):

                                   Proved Developed Reserves
                                       May 28,                         June 30,
                                        1997                  1996                 1995

                                   Oil        Gas        Oil        Gas        Oil       Gas
                                 (bbls)     (mcf)     (bbls)      (mcf)     (bbls)     (mcf)
Beginning of year                 658,080  1,031,881    575,088  1,174,442    668,925 1,309,470
Revisions of previous estimates       313      2,594    165,551   (190,831)   (22,276)        -
Purchases (sales) of minerals in
 place - net                       (2,104)  (143,720)    (1,231)   147,234     18,365         -
Discoveries                             -          -          -          -          -         -
Production                        (69,000)  (111,131)   (81,328)   (98,964)   (89,926) (135,028)

End of year                       587,289    779,624    658,080  1,031,881    575,088 1,174,442

                            Proved  Undeveloped Reserves

                             May 28,                       June 30,
                               1997                1996                1995

                          Oil       Gas       Oil       Gas       Oil       Gas
                         (bbls)    (mcf)     (bbls)    (mcf)     (bbls)    (mcf)
Beginning of year              -         -         -         -         -         -
Revisions of previous
 estimates                     -         -         -         -         -         -
Purchases (sales) of
 minerals in place             -         -         -         -         -         -
Discoveries                    -         -         -         -         -         -
Production                     -         -         -         -         -         -

End of year                    -         -         -         -         -         -




     The above reserve information is based on estimates prepared in 1996 by Allen & Crouch, independent petroleum engineers, from data including ownership interests, operating expenses, production information and current prices furnished to them by the Company with revisions by the Company for 1997 activity. Estimates of gas and oil reserves and their estimated values require numerous engineering assumptions as to the productive capacity and production rates of existing geological formations and require the use of certain SEC guidelines as to assumptions regarding costs to be incurred in developing and producing reserves and prices to be realized from the sale of future production. Revisions of previous year estimates can have a significant impact on these values. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change and should not be construed as representing the actual quantities of future production or cash flows to be realized from the Company's gas and oil properties or the fair market value of such properties.

                                      F28

     The following is a standardized measure of the discounted net future cash flows and changes applicable to proved oil and gas reserves required by the SFAS 69 of the FASB. The future cash flows are based on estimates of oil and gas reserves utilizing prices and costs in effect as of year end discounted at 10% per year and assuming continuation of existing economic conditions.

     Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves is as follows at (unaudited):

                            May 28,                 June 30,
                              1997            1996            1995
Future cash flows        $  11,408,454   $  11,878,297   $   9,500,916
Future production costs     (5,771,280)     (6,844,832)     (4,766,970)
Future development costs      (341,026)       (310,024)       (281,840)
Future income taxes           (285,833)       (194,972)       (174,388)
Future net cash flows        5,010,315       4,528,469       4,277,718
10% annual discount         (1,503,095)     (1,358,541)     (1,283,315)
   Discounted future net
     cash flows          $   3,507,220   $   3,169,928   $   2,994,403



     The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the period ended (unaudited):

                                May 28,                June 30,
                                 1997            1996            1995

Sales, net of production
  costs                     $    (697,878)  $    (497,791)  $    (641,437)
Sales of properties               (99,762)              -               -
Purchases                               -         (67,728)        149,675
Revisions of previous
  quantity estimates                7,714       1,463,140        (181,548)
Net changes in prices and
  production costs                776,496      (1,039,089)      2,113,382
Accretion of discount             350,722         316,993         299,440
     Net changes            $     337,292   $     175,525   $   1,739,512



                                      F29

     Unaudited sales prices and costs are as follows:

                      1997      1996      1995
Sales price
  Oil (per bbl)    $   18.43 $   17.36 $   15.03
  Gas (per mcf)          .75       .44       .73
Production costs,
 including taxes
  Oil (per bbl)         8.67      8.99      6.88
  Gas (per mcf)          .87       .90       .69

9.   Off-Balance Sheet Risk of Financial Instruments

     Interest bearing, time deposits are held by the Company in commercial banks in excess of the Federal Deposit Insurance Corporation's maximum limits. The excess deposits totaled $1,380,853 at May 28, 1997 and $282,743 at June 30, 1996.


10.  Long-Term Debt and Collateralized Assets

     The following is a summary of notes payable at June 30, 1996:

Note payable to Key Bank in monthly
 installments of $5,345 including
 interest at 9.625%, due November 11,
 2000 secured by a mortgage security
 agreement on certain producing           $   197,108
 properties
   Less: Current maturities                   (43,107)


                                          $   154,001



      The note was paid during the period ending May 28, 1997.

11.  Cash Equivalents

     Included as cash equivalents at May 28, 1997 are investments in Treasury Bills in the amount of $550,604. The cost of these instruments approximates market value and they are intended to be held until maturity.

                                      F30

12.  Capital Lease

     During the fiscal year 1995, the Company entered into a capital lease for a copier which is recorded in the balance sheet under Other Equipment. Cost of the copier was $2,500 and accumulated depreciation at May 28, 1997 was $1,780.

     Future minimum lease payments under the capital lease as of May 28, 1997 are $571 due within the next year.


13.  Reclassifications

     Certain items in the 1996 and 1995 financial statements have been reclassified to conform to the current year's presentation.


14.  Supplemental Cash Flow Information

     Cash payments during the periods ended May 28, 1997 and June 30, 1996 and 1995 included interest of $6,365, $20,590 and $38,346, respectively.
     In 1997, non-cash financing activities included the issuance of stock options with an aggregate value of $130,000. The Company had previously recorded a liability of $32,491 on a separate option issue.




















                                      F31

                                  EXHIBIT A-2

                      LETTER OF TRANSMITTAL - SHAREHOLDERS

                          FOR CERTIFICATED SHARES ONLY
                             LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                       OF
                               TYREX OIL COMPANY
            PURSUANT TO THE OFFER TO PURCHASE DATED OCTOBER 27, 1997

--------------------------------------------------------------------------------
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., DENVER TIME, ON DECEMBER 1, 1997 UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

          THE DEPOSITARY FOR THE OFFER IS:

          AMERICAN SECURITIES TRANSFER & TRUST, INCORPORATED

               BY MAIL:            BY HAND OR OVERNIGHT COURIER:

          Post Office Box 1596          938 Quail Street, Suite 101
          Denver, Colorado  80201       Lakewood, Colorado  80215

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO BOOK-ENTRY TRANSFER FACILITIES WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL IS TO BE USED ONLY IF CERTIFICATES ARE ENCLOSED OR IF CERTIFICATE(S) HAVE BEEN LOST OR DESTROYED.

--------------------------------------------------------------------------------
           DESCRIPTION OF SHARES TENDERED (SEE INSTRUCTIONS 3 AND 4)
-------------------------------------------------------------------------------

Name(s), Address(es),    No. of Shares Held                   Shares Tendered
Acct. No., and TIN of    in this Account        (Attach additional signed list if necessary)
Registered Holder(s)


                                             Certificate  Total No. of Shares Number of Shares
                                             Number(s)    Represented By      Tendered (1)
                                                          Certificates




                                             Total
                                             Shares








Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration. (Attach additional signed list if necessary). See Instruction 12.

(1) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.

(2) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration, Shares will be selected by the Depositary. See Instruction 12.

(3)  If you cannot locate your certificate, please contact the Depositary.

(4)  Do not sign your share certificate.

(5)  If you need assistance, please call (303) 298-5300.

     NOTE: ALL STOCKHOLDERS MUST PROVIDE SIGNATURES ON PAGE 6 AND THE SUBSTITUTE W-9 ON PAGE 7 MUST BE COMPLETED. PLEASE READ THE INSTRUCTIONS IN THIS LETTER OF TRANSMITTAL CAREFULLY.

     The undersigned hereby tenders to Tyrex Oil Company, a Wyoming corporation (the "Company"), the above-described shares of its common stock, par value $0.01 per share (the "Shares"), at $0.30 per share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 1997 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal which, as amended from time to time, together constitute the "Offer".

     Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to: (i) deliver certificates for such Shares, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price with respect to such Shares;
(ii) present certificates for such Shares for cancellation and transfer on the books of the Company; and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Company that the undersigned has full power and authority to tender, sell assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete this sale, assignment and transfer of the Shares tendered hereby.

     The undersigned represents and warrants to the Company that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any and all obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in the Offer to Purchase and in the Instructions will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty to the Company that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates, and the number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes on this Letter of Transmittal.

     The undersigned understands that all Shares validly tendered and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration provisions, and that the Company will return all other Shares not purchased because of proration.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

     Unless otherwise indicated under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares and/or return any Shares not tendered or not purchased in the name(s) of, and mail such check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

     The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

                                    ODD LOTS
                              (SEE INSTRUCTION 7.)

     The box below is to be marked ONLY if Shares are being tendered by person who, as of the close of business on May 20, 1997, and who continues to own as of the Expiration Date, an aggregate of fewer than 100 Shares.

               The undersigned owned beneficially, as of the close of business on May 20, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered.


                          SPECIAL PAYMENT INSTRUCTIONS
                         (SEE INSTRUCTIONS 1, 5, AND 6)
-------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS

     To be completed ONLY if the check for the aggregate Purchase Price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be ISSUED in the name other than that printed on the first page.

     Issue:  /  / check and/or  /  / certificate(s) to:

     Name:
               ----------------------------------------
               (Please Print)


     Address:
             -------------------------------------


     ---------------------------------------------
               (City, State, Zip)


     ---------------------------------------------
     (Tax Identification or Social Security No.)
     (See Substitute Form W-9 Certification Included Herein)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          SPECIAL MAILING INSTRUCTIONS

     To be completed ONLY if the check for the Purchase Price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be MAILED to someone other than the name and address printed on the first page.

     Address:
             -------------------------------------


     ---------------------------------------------
               (City, State, Zip)


     ---------------------------------------------
     (Tax Identification or Social Security No.)
     Is this a permanent address change?    /  / Yes   /  / No
--------------------------------------------------------------------------------

                                PLEASE SIGN HERE
(ALL SECTIONS MARKED WITH AN X MUST BE COMPLETED BY ALL STOCKHOLDERS)

     Please sign exactly as your name(s) appear under "Description of Shares
Tendered: above. Each joint owner must sign; if one or more owners are deceased, the other(s) must sign and enclose the death certificate. If you are signing for someone else, you must enclose documentation with the Letter of Transmittal certifying your authorization to sign, i.e. Death Certificate, Power of Attorney, Letters Testamentary, etc. If your account is held as an IRA or a third party acts as the custodian on your account, the custodian must also sign the Letter of Transmittal. Of you have questions as to your authority to sign, please call the Depositary at (303) 234-5300.

                     PLEASE FILL IN YOUR PHONE NUMBER HERE:

     (    )
      ----------------------------
     DAY OR WORK TELEPHONE NUMBER

Date:
          ------------------------------


X
  ----------------------------------------------------------
   (OWNER SIGNATURE)


X
  ----------------------------------------------------------
   (CO-OWNER (CUSTODIAN SIGNATURE, IF APPLICABLE)


X
  ----------------------------------------------------------
   (SIGNATURE GUARANTEE, ONLY IF SPECIAL PAYMENT
   INSTRUCTIONS OR SPECIAL DELIVERY INSTRUCTIONS
   HAVE BEEN COMPLETED.  SEE INSTRUCTIONS 1, 5, AND 6.)

     NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

-------------------------------------------------------------------------------
     SUBSTITUTE FORM W-9 CERTIFICATION -- UNDER PENALTIES OF PERJURY, I CERTIFY THAT (i) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME) AND (ii) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (a) I AM EXEMPT FROM BACKUP WITHHOLDING; OR (b) I HAVE NOT BEEN NOTIFIED BY THE IRS THAN THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS; OR (c) THE IRS HAS NOTIFIED ME THAN THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING.

     Certification instructions -- You must cross out Item (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Date:
          -------------------------     -------------------------
                                             (Tax I.D. Number)



------------------------------     -------------------------
 (Signature)                            (Address)


------------------------------     -------------------------
 (Print Name)                           (City, State, Zip)

--------------------------------------------------------------------------------

     YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.

     I certify under penalties of perjury that a TIN has not been issued to me, and either (1) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center of Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of my payment, 31% of all payments made to me thereafter will be withheld until I provide a number.


------------------------------          --------------------
(Signature)                                  (Date)

                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER



     1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES. This Letter of Transmittal is to be used only if share certificates are to be forwarded herewith or if share certificates have been lost or destroyed. Certificates for all physically delivered Shares, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal prior to the Expiration Date. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

     The method of delivery of all documents, including Share Certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

     4. PARTIAL TENDERS. If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.
                                       8

     5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as different registrations of certificates.

     If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Certificate(s) listed, the Special Payment Instructions must be completed and the signature must be guaranteed. (See Instruction 1 above).

     6. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the Purchase Price of any Shares tendered hereby is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

     7. ODD LOTS. As described in the Offer to Purchase, if fewer than all Shares validly tendered and not withdrawn prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially, as of the close of business on May 20, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares. Partial tenders of Shares will not qualify for this preference and this preference will not be available unless the box captioned "Odd Lots" on page 3 of this Letter of Transmittal is marked.

     8. SUBSTITUTE FORM W-9 AND FORM W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 Certification included as part of this Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-9, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary.

     9. WITHHOLDING ON FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 31% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States.

     10. REQUEST FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or request for assistance may be directed to the Depositary at the telephone number and address listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Depositary, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for documents relating to, or assistance concerning, the Offer.

     11. IRREGULARITIES. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. Neither the Company, nor the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     12. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may affect whether any capital gain or loss recognized on the Shares purchased is long-term or short-term (depending on the holding period for the Shares purchased) and the amount of gain or loss recognized for federal income tax purposes.

     13. INQUIRIES. All inquiries with respect to this Letter of Transmittal and requests for additional copies of this Letter of Transmittal should be made to American Securities Transfer & Trust, Incorporated.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) TOGETHER WITH SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, PRIOR TO THE EXPIRATION DATE.

                                  EXHIBIT A-3

                        LETTER OF TRANSMITTAL - NOMINEES

                               TYREX OIL COMPANY

To:  Brokers, Banks and Other Nominees

Ladies and Gentlemen:

     Enclosed is a copy of materials relating to an Offer being made by Tyrex Oil Company to Stockholders of its common stock. Tyrex has commenced a tender offer to purchase 6,000,000 shares of the Company's common stock at a price of $0.30 per Share in Cash. We refer you to the enclosed materials for the term and conditions of the Offer. You may obtain additional copies of all materials by contacting American Securities Transfer & Trust, Incorporated, the Depositary for the Offer, at: (303) 234-5300.

     Since you are the holder of record, in order to participate in the Offer on behalf of your clients, you should complete, execute and mail the Letter of Transmittal (containing the Certificate of Broker, Bank or Other Nominee) that is enclosed with this letter to the Depositary at the address above, together with the Share certificate(s) tendered. You should mail the certificate(s) as soon as practicable after you receive authorization from your clients, together with a Broker Letter of Transmittal for the Offer. All documents must be received on or before December 1, 1997, which is the expiration date for the Offer, unless it is extended.

                              THE CUSIP NUMBER IS:

                                  902416 10 6

     The Company agrees to reimburse you for the customary reasonable expenses of solicitation of your clients. Your reimbursement request should be submitted to the Company, attn: Tom N. Richardson. We appreciate your cooperation in this matter.
                              Very truly yours,

                              AMERICAN SECURITIES TRANSFER &
                              TRUST, INCORPORATED

Enclosures:
  Broker Letter of Transmittal for the Offer
  Client Letter to Beneficial Owners
  Offer to Purchase

                             LETTER OF TRANSMITTAL
                    (FOR BROKERS, BANKS AND OTHER NOMINEES)

     Pursuant to instructions received from certain beneficial owners of Tyrex Oil Company common stock, we herewith deliver to you the below listed Tyrex Oil Company stock certificates. These Shares are being delivered to you pursuant to the Offer to Purchase For Cash up to 6,000,000 Shares of Tyrex Oil Company common stock at $0.30 per share. We shall retain in our files a copy of the instructions received from such beneficial owners.

     The undersigned hereby warrants that (i) it has transmitted to each beneficial owner it represents the materials provided regarding the Offer and
(ii) it is currently submitting for sale a total of:

--------------------------------------------------------------------------------
           Shares representing                Beneficial Shareholder Accounts
     -----                              -----
--------------------------------------------------------------------------------

                  CERTIFICATE OF BROKER, BANK OR OTHER NOMINEE
                   (IF YOU HAVE ADDITIONAL ACCOUNTS TO LIST,
                     PLEASE ATTACH THAT LIST TO THIS FORM)
Stockholder Name    Social Security Number Internal Acct. Number Share Amount











     We hereby attest that the above list and any attached list of stockholder names, social security numbers, account numbers and corresponding Share holdings sets forth a complete list of such information, including the entire number of Shares owned by clients of our firm who are tendering pursuant to the Offer at this time.






Signed:                            Dated:
       -----------------------            -------------

By:
     -----------------------------------
     (Please print name)

Name, Address and Telephone Number of Broker, Bank or Nominee:

-------------------------------------------------------

-------------------------------------------------------

-------------------------------------------------------

-------------------------------------------------------

Tax I.D. Number:

     Any questions or request for assistance may be directed to:

     American Securities Transfer & Trust, Incorporated
     938 Quail Street, Suite 101
     Lakewood, Colorado  80215
     Telephone:  (303) 234-5300


     THIS COMPLETED FORM MUST BE RECEIVED ON OR BEFORE 5:00 P.M. DENVER, COLORADO TIME ON DECEMBER 1, 1997.

                                  EXHIBIT A-4

                       TAXPAYER CERTIFICATION GUIDELINES

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9


     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens; I.E., 000-00-0000. Employer identification numbers have nine digits separated by one hyphen; I.D., 00-0000000. The table below will determine the number to give the payer.


                              GIVE THE SOCIAL SECURITY                                    GIVE THE EMPLOYER
FOR THIS TYPE OF ACCOUNT:     NUMBER OF                     FOR THIS TYPE OF ACCOUNT:     IDENTIFICATION NUMBER OF

1.  An individual account     The individual                5.  Sole proprietorship       The owner (1)
                                                            account

2.  Two or more individuals   The actual owner of the       6.  A valid trust, estate, or Legal entity (Do not furnish
(joint account)               account or, if any combined   pension trust                 the identifying number of the
                              funds, any one or the                                       personal representative or
                              individuals (2)                                             trustee unless the legal
                                                                                          entity itself is not
                                                                                          designated in the account
                                                                                          title.) (3)

3.  Custodian account of a    The minor (4)                 7.  Corporate account         The corporation
minor (Uniform Gift to Minors
Act)

4.  a.  The usual revocable   The grantor-trustee           8.  Religious, charitable, or The organization
savings trust account (grantor                              educational organization
is also trustee)                                            account

    b.  So-called t rust      The actual owner              9.  Partnership account held  The partnership
account that is not legal or                                in the name of the business
valid trust under State law
                                                            10.  A broker or registered   The broker or nominee
                                                            nominee

                                                            11.  Account with the         The public entity
                                                            Department of Agriculture in
                                                            the name of a  public entity
                                                            (such as a State or local
                                                            government,  school district,
                                                            or  prison) that receives
                                                            agricultural program payments.


(1)  Show the name of the owner

(2)  List first and circle the name of the person whose number you furnish.

(3) List first and circle the name of the legal trust, estate, or pension trust.

(4)  Circle the minor's name and furnish the minor's social security number.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.


            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9


OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

  A corporation.
  A financial institution.
  An organization exempt form tax under Section 501(a), or an individual retirement plan.
  The United States or any agency or instrumentality thereof.
  A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
  A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
  A real estate investment trust.
  A common trust fund operated by a bank under Section 584(a).
  An exempt charitable remainder trust, or a non-exempt trust described in
  Section 4947(a)(1).
  An entity registered at all times under the Investment Company Act of 1940.
  A foreign central bank of issue.


Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

  Payments to nonresident aliens subject to withholding under Section 1441. Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
  Payments of patronage dividends where the amount received is not paid in money.
  Payments made by certain foreign organizations.
  Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

  Payments of interest on obligations issued by individuals.
  Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your taxpayer identification number to the payer.
  Payments of tax-exempt interest (including exempt interest dividends under Section 852).
  Payments described in Section 6049(b)(5) to nonresident aliens.
  Payments on tax-free covenant bonds under Section 1451.
  Payments made by certain foreign organizations.
  Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER, IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041(a), 6045, and 6050A.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payment to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1984, payers must generally withhold 20% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS. If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.

(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.